MERCANTIL
SERVICIOS FINANCIEROS

SEC FILE NUMBER 82-4648

Caracas July 1st, 2004.

Filing Desk
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn.: Office of International Corporate Finance

Dear Sirs:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, please find attached the following documents:

1. copy of a press release announcing the Company's results for the fourth quarter of 2003, which was issued on January 30, 2004, and filed with the CNV and the Caracas Stock Exchange,

2. copy of a press release announcing that the Company's Board of Directors called a Regular Shareholders Meeting to be held on February 27, 2004. Such press release was issued on February 11,2004,

3. the 2003 Annual Report, approved by the General Ordinary Shareholders Meeting held on February 27, 2004, and filed with the Venezuelan Comisión Nacional de Valores (the "CNV") within the seven calendar days following the date of such Meeting. The Annual Report includes the Notice of General Shareholders Meeting, sent to the CNV and published in widely circulated newspapers, fifteen days prior to the Meeting; the Company's Audited Financial Statements as of December 31, 2003, the Report presented by the Board of Directors, and the Examiners' Report,

4. copy of a press release announcing the approval by shareholders of the Company's results for the year 2003, which was issued on March 1, 2004,

5. copy of a press release announcing that the Company's Board of Directors declared an extraordinary cash dividend of Bs.27 per Class A and Class B common share. Such press release was issued on April 22, 2004.

6. copy of a press release announcing the Company's results for the first quarter of 2004, which was issued on April 30, 2004, and filed with the CNV and the Caracas Stock Exchange, and

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7. copy of a press release, issued on May 11th, 2004, announcing that CADIVI, the Venezuelan Exchange Control Authority, approved US $ 571,615 for the conversion of the Company's 2003 dividends for ADR holders.

Please have the enclosed copy of this letter date stamped and return it by mail in the attached self-addresses envelope.

Sincerely,

Guillermo Ponce
Secretary to the Board of Directors

MERCANTIL

FINANCIAL REPORT FOR THE FOURTH QUARTER OF 2003

Mercantil Servicios Financieros (MERCANTIL) reports financial results for the quarter ended December 31, 2003

Caracas Stock Exchange: MVZ NYSE ADR Level 1: MSVFY

Caracas, January 30, 2004 –MERCANTIL reported Net Earnings for the fourth quarter of 2003 of Bs. 77,516 million (US$ 49 million), 177.9% higher than Bs. 27,896 million (US$ 20 million) for the same period in 2002. Net earnings per share increased by 182.3%, from Bs. 51 (US$ 0.04) in the fourth quarter of 2002 to Bs. 144 (US$ 0.09) during the fourth quarter of 2003.

The quarter's result brings this year's earnings to Bs. 254,722 million (US$ 160 million) in 2003; up 41.4% on the 2002 net result of Bs. 180,199 million (US$ 150 million). Net earnings per share rose from Bs. 332 (US$ 0,24) in 2002 to Bs. 473 (US$ 0,29) in 2003.

Total Assets increased 7.5% during the quarter to Bs. 11,966,142 million (US$ 7,498 million) compared with Bs. 11,066,103 million (US$ 6,934 million) registered in September 2003. Total Assets grew 28.8% during 2003, representing a Bs.2,674,424 increase from Bs. 9,291,718 million (US$ 6,639 million) in 2002.

Total consolidated assets for the Banco Mercantil subsidiary, including overseas branches, were recorded at Bs. 6,334,152 million (US $ 3,969 million) which is 13.7% higher than the figure for the previous quarter. During 2003 Total Assets for the bank grew 47.9%. The subsidiary Commercebank Holding totaled Bs. 5,068,333 million (US$ 3,176 million) in assets, 0.6% above the amount recorded as of September 30, 2003. The variation during 2003 was -0.4%

As of December 31, 2003 the Banco Mercantil subsidiary is Venezuela's leading bank with a market share of 15.0% of Total Assets in Venezuela.. During 2003 the subsidiary Seguros Mercantil collected Bs. 358,791 million in net premiums, ranking second.

Summary of Financial Statements
(In millions, except percentages and income per share)

	Bolivars				US$ Equivalent (1)			
	12-31-03	09-30-03	12-31-02	% Increase (decrease) Vs. Dec - 2002	12-31-03	09-30-03	12-31-02	% Increase (decrease) Vs. Dec - 2002
Uarters ending								
Net Income	77,516	49,265	27,896	177.9 %	49	31	20	145.0 %
Income per share Bs./share)	144	91	51	182.3 %	0.09	0.05	0.04	125.0 %
ROA	2.4 %	2.2 %	2.4 %	0.0 %	2.4 %	2.2 %	2.4 %	0.0 %
ROE	23.6 %	21.7 %	23.1 %	1.3 %	23.6%	21.7 %	23.1 %	1.3 %
YTD								
Net Income	254,722		180,199	41.4%	160		150	6.2%
Income per share ./share)	473		332	42.4%	0.29		0.24	20.8%
Total Assets	11,966,142	11,066,103	9,291,718	28.8 %	7,498	6,934	6,639	12.9 %
Investment Portfolio	5,665,219	5,438,510	3,945,068	43.6 %	3,550	3,408	2,819	25.9 %
Loan Portfolio	4,572,843	4,082,061	3,916,016	16.7 %	2,865	2,558	2,798	2.3 %
Deposits	9,601,033	8,835,277	7,360,066	30.4 %	6,016	5,536	5,259	14.3 %
Shareholders' Equity	1,236,295	1,145,741	914,277	35.2 %	775	718	653	18.7 %

(1) Financial Results converted to US$ at the average exchange rate for the period. Balance sheet items are calculated at the period-end exchange rate. See exchanges rates in Appendix V. As of February 2003 the exchange rate in Venezuela was controlled at Bs.1596/ US$ 1. See Economic Environment.

MERCANTIL

VENEZUELAN ECONOMIC ENVIRONMENT

ECONOMIC ACTIVITY

During the fourth quarter of the year, the economy performed better than in the preceding quarters. Even though official figures on the variation of the Gross Domestic Product are not yet available, it is very likely that in the last quarter growth was positive by contrast with the negative variations seen since the beginning of 2002. The main reasons for the improvement in economic activity are the relative stability of oil production and revenues, the significant increase in the supply of dollars to the private sector by the Commission for the Administration of Foreign Exchange (Cadivi) with the continuance of exchange control (see end of this section), and faster execution of public spending. However, for entire the year, estimates point to a drop of a little over 9% in total GDP, similar than in 2002 (-8.9%). The sharpest drop may well have occurred in the oil sector, which accumulated a 20% reduction at the close of the third quarter.

Oil Sector

The price of the Venezuelan oil export basket averaged 25.7 US$/b during the fourth quarter, close similar to the average quotation for the previous quarter. Accordingly, crude production remained relatively stable, averaging 2.6 million barrels/day.

INTERNATIONAL RESERVES

Sound oil export revenues, together with restricted demand as a result of exchange controls, continued to account for the accumulation of international reserves. During the quarter, the Venezuelan Central Bank's international reserves rose by more than US$ 2,000 million to US$ 20,599 million at year end, which is equivalent to around 2 years of imports.

EXCHANGE CONTROL

In February 2003 the Central Bank and the Finance Ministry signed Foreign Exchange Agreement N° 1, establishing the new foreign exchange regime to be implemented in Venezuela as a result of the foreign exchange policy agreed between the Government and the monetary authority in January 2003. Additionally, through Foreign Exchange Agreement N° 2 and pursuant to Article N° 6 of Exchange Agreement N° 1, the exchange rate was fixed at Bs 1,596/US$1 for purchases and Bs 1,600/US$1 for sales.

On February 5, 2003, the Foreign Exchange Administration Commission (CADIVI) was created to coordinate, manage and control the foreign exchange regime.

In July 2003 Foreign Exchange Agreement N°4 was signed. Its purpose being regulating the purchase in Bolivars of securities issued by the Republic of Venezuela in foreign currency, negotiation of which had been suspended. Under this Agreement: a) the exchange rate applicable for the purchase of those securities in Bolivars on the primary market is the one established in Exchange Agreement N°2, and b) the subsequent negotiation in Bolivars will only take place subject to regulation by the Central Bank. It also establishes the special rules applicable to financing programs developed by Banco de Comercio Exterior (BANCOEX).

By year end CADIVI significantly increased the supply of dollars to the private sector; the amount paid out during the quarter totaled US$ 2,639 million, 61% more than during the third quarter. Another aspect that should be highlighted is the fact that at the end of November, the Finance Ministry issued once more Bonds denominated in Dollars on the domestic market payable in Bolivars at the official exchange rate of Bs. 1,600/US$1. These bonds, totaling US$ 1,000 million, mature in 2018 and earn 7% annual interest.

MERCANTIL

Money Market

Exchange control, increased spending by the central government and Petróleos de Venezuela - PDVSA, the need for the financial institutions to stay liquid in light of the bond issue in dollars, the increase in commercial activity and the creation of "bank money", explained the significant money supply growth (M2). In effect, during the fourth quarter M2 increased by more than 26%, reaching almost Bs.31 trillion at the close of the year. The excess liquidity was partially responsible for the reduction in interest rates of around three percentage points. By year end, the lending rate of Venezuela's six major banks had settled at 19.5%, its lowest since April 1997.

Interest Rates



60
50
40
30
20
10
0
%
Mar, 01
Jun, 01
Sep, 01
Dec, 01
Mar, 02
Jun, 02
Sep, 02
Dec, 02
Mar, 03
Jun, 03
Sep, 03
Dec, 03
Lending Rate
CD 90 Days
Avg. Lending Rate

INFLATION

Inflation was 5.4% in the fourth quarter, almost one percentage point higher than for the previous quarter. Part of the rise in the rate of inflation was due to the price increases authorized for some regulated goods and services.

EMPLOYMENT

Unemployment was down 15.4% in November versus 17.9% in the third quarter. It was, nevertheless, very similar to the rate recorded for November 2002 (15.7%).

U.S. ECONOMIC ENVIRONMENT

ECONOMIC ACTIVITY

During 2003 the U.S. economy showed clear signs of a recovery. Official figures indicate that in the third quarter of the year alone, the economy grew by 8.2%, having expanded at annual rates of 1.4 and 3.3 per cent in the first and second quarter of the year respectively. Preliminary estimates point to the possibility of growth in the fourth quarter in excess of 4%. The stimulus provided by two rounds of tax cuts and by the growth of federal spending in the order of 9%, as well as the clear determination by the Federal Open Market Committee to keep the rate of federal funds at their lowest levels in last 45 years (1% since June), largely explain the vigorous recovery of the product during the year. The most hoped for aspect of the vigorous recovery during the last half of the year was the reactivation of corporate investment, fundamentally in high-tech equipment and software, and the variation of inventories.

Euro / US Dollar



1.15
1.05
.95
.85
.89
.96
1.02
1.08
1.26
Dec, 01
Mar, 02
Jun, 02
Sep, 02
Dec, 02
Mar, 03
Jun, 03
Sep, 03
Dec, 03

Employment

Although the unemployment rate is not exceptionally high (6% of the workforce), economic growth has not been accompanied by a large-scale creation of jobs.

Productivity

The productivity gains being generated in the US economy since 2001 were repeated in 2003, largely due to the effort to avoid increases in labor costs. The increases in productivity and profitability have in turn increased investor confidence and led to a notable recovery in the securities market.

Balance of payments

Despite the steep drop in the Dollar versus other currencies, the Euro in particular (of around 30% since its last high in the first quarter of 2002), the deficit in the balance of payments current account continued to expand, reaching 5.5% of the GDP (US$ 544 quintillion).

The federal budget deficit could close at 3.5% of GDP this year and its increase can be attributed to the very considerable drop in tax revenues (4 percentage points of GDP) and to the growth in disbursements as a result of the war in Iraq.

Libor Rate 90 Days


3
2.5
2
1.5
1
Dec, 01
Mar, 02
Jun, 02
Sep, 02
Dec, 02
Mar, 03
Jun, 03
Sep, 03
Dec, 03

Inflation

The annual percentage variation of the CPI, measured strictly by the inflationary core (measure of inflation that excludes the variations of goods and services that fluctuate in an irregular or atypical manner, in the case of the US this excludes a certain number of food products as well as energy; allowing for a better representation of the economy's inflationary process), stood at very moderate levels of around 2.7% up to November. Price variations of raw materials and inputs for producers, such as energy, have occurred at a faster pace, but greater risks seem unlikely in the near future, due to the capacity of the productive chains to absorb minor increases in their margins.

MERCANTIL

SUMMARY OF ACCOUNTING PRINCIPLES USED TO PREPARE FINANCIAL STATEMENTS

Consolidation

MERCANTIL's financial statements are presented in accordance with the standards issued by the National Securities Commission of Venezuela (CNV) and where the CNV has not issued provisions, the Accounting Principles Generally Accepted in Venezuela have been used. Those standards require financial statements to be prepared on a consolidated basis. The main subsidiaries are listed below:

- Banco Mercantil, C.A., universal bank in Venezuela and its branches abroad,
- Commercebank, N.A., bank in the United States of America,
- Seguros Mercantil, C.A., insurance company in Venezuela
- Banco Mercantil Venezolano, N.V., bank in Curaçao and its subsidiary Banco del Centro, S.A. in Panama,
- Banco Mercantil (Schweiz) AG, bank in Switzerland and its subsidiary BMC Bank & Trust Limited, in Grand Cayman,
- Merinvest,C.A, a securities brokerage in Venezuela.

Venezuelan Securities Commission (CNV) accounting standards

According to CNV's standards, MERCANTIL's financial statements are presented in historic figures after the financial year ended on December 31, 1999. For that reason, as of January 2000, MERCANTIL did not continue to adjust for inflation its primary financial statements. Hence, fixed assets, among others, are expressed at the value adjusted for the effect of inflation up to December 31, 1999. The market value determined by independent valuations is higher than the cost adjusted for inflation. New additions are being recorded at their acquisition cost.

Contribution of main Subsidiaries

Mercantil Servicios Financieros, C.A.
Contribution by Subsidiaries (1)
Shareholders' equity Bs. 1,236 billions (US$ 775 millions)
(As 31 december , 2003, in billions of Bolivars and millions of Dollars,except number of employees)

Participation	Banco Mercantil Bs. 99.69%	Commercebank Holding Corporation Bs. 100%	Holding Mercantil International (3) Bs 100%	Seguros Mercantil Bs. 100%	Merinvest Bs. 100%	Mercantil Inv. y Valores Bs. 100%	TOTAL CONSOLIDATED Bolivars	(3) US$
Shareholders' equity	806	265	62	76	45	43		
Total assets	6,221	5,068	324	235	42	77	11,966	7,498
Investment portfolio	2,943	2,352	142	135	40	53	5,665	3,550
Loan portfolio	1,858	2,548	167	0	0	0	4,573	2,865
Deposits	5,047	4,233	321	0	0	0	9,601	6,016
Net income								
Quarter	65	7	5	-4	5	0	78	49
YTD	190	35	6	3	20	1	255	160
Number of employees	5,846	600	37	902	55	94	7,534	

(1) Financial information in keeping with the standards issued by the CNV. Includes the effect of eliminations specific to the consolidation process.
(2) Holding Mercantil Internacional, consolidates Banco Mercantil Venezolano, N.V., and Banco Mercantil (Schweiz) AG
(3) Results converted at the average exchange rate for the period and balance sheet at the exchange rate at close of period. See exchange rates in Appendix V.

MERCANTIL

ANALYSIS OF CONSOLIDATED FINANCIAL STATEMENTS

INCOME STATEMENT

FINANCIAL MARGIN

Financial Margin After Provisions (In millions of Bolivars, except percentages and income per share)	Quarter ended on		Increase (decrease)		Years ended		Increase (decrease)	
	12-31-03	12-31-02	Bolivars	%	12-31-03	12-31-02	Bolivars	%
Interest Income	266,093	268,708	(2,615)	(1.0)%	1,077,440	936,548	140,892	15.0 %
Interest Expense	72,380	107,131	(34,751)	(32.4)%	315,002	350,396	(35,394)	(10.1)%
Gross Financial Margin	**193,713**	**161,577**	**32,136**	**19.9 %**	**762,438**	**586,152**	**176,286**	**30.1 %**
Provision for Losses on Loan Portfolio	**18,259**	**37,049**	**(18,790)**	**(50.7)%**	**160,550**	**112,871**	**47,679**	**42.2 %**
Net Financial Margin	**175,454**	**124,528**	**50,926**	**40.9 %**	**601,888**	**473,281**	**128,607**	**27.2 %**

GROSS FINANCIAL MARGIN

There was a year-on-year increase of 19.9% in Gross Financial Margin during the fourth quarter of 2003. This increase mainly includes: a) 35.7% increase in the margin of the domestic operation (in Bs.), and b) a 9% drop in overseas operations (in US$).

From an annual perspective, the Gross Financial Margin for year 2003 was 30.1% higher than for 2002. This increase mainly includes: a) 33.2% increase in the margin of domestic transactions (in Bs.), and b) 3.0% growth in the overseas operation (in US$).

The increase in average volumes of financial assets and liabilities in Venezuela in 2003 of 44.4% and 37.6% respectively was the determining factor for the growth of the Gross Financial Margin, since interest rates in Venezuela have fallen considerably since 2002. The volumes of financial assets and liabilities in operations abroad grew 18.2% and 16.4% respectively compared with the close of 2002 (in dollar terms) and interest rates for these operations stayed at their lowest in recent decades. The trends of interest rates published by the Central Bank of Venezuela (BCV) and the rates applicable to operations abroad are illustrated in the figures shown in the Economic Environment section.

CREDIT PORTFOLIO PROVISION

During the fourth quarter of 2003 Loan Portfolio provisioning was recorded at Bs. 18,259 million (US$ 11.5 million) resulting in a total year provision of Bs. 160,550 million (US$ 100.6 million). Therefore, the loan portfolio allowance amounted to Bs. 209,840 million (US$ 131.5 million) as of December 2003. This allowance represents a coverage of 234.3% of past due loans and items in litigation. The allowance includes an additional component to cover possible differences that could affect management's estimates of realized losses in Venezuela. Writte-offs for the year totaled Bs. 119,628 million in Venezuela and US$10 million abroad.

This provision expense was 50.7% lower than in the fourth quarter of 2002 and 42.2% higher when comparing the expenses for 2002 with 2003, mainly due to the increased allocation for loan portfolios in Venezuela.

MERCANTIL

COMMISSIONS, OTHER INCOME AND INSURANCE PREMIUMS, NET OF CLAIMS

Operating Income (In millions of Bolivars, except percentages and income per share)	Quarter ended on		Increase (decrease)		Years ended		Increase (decrease)	
	12-31-03	12-31-02	Bolivars	%	12-31-03	12-31-02	Bolivars	%
Net Financial Margin	175,454	124,528	50,926	40.9 %	601,888	473,281	128,607	27.2 %
Commissions and Other Income	**106,079**	**59,070**	**47,009**	**79.6 %**	**371,133**	**324,450**	**46,683**	**14.4 %**
Insurance Premiums, Net of Claims	10,693	12,829	(2,136)	(16.6)%	35,180	28,199	6,981	24.8 %
Operating Income	292,226	196,427	95,799	48.8 %	1,008,201	825,930	182,271	22.1 %

Commissions and Other Income grew 79.6% (Bs. 47,009 million) during the fourth quarter of 2003 compared with the fourth quarter of 2002, mainly due to the following:

- Increase of Bs. 50,327 million in Other Income which includes primarily increases in: Income from premium financing, dividends received from minority investments, recovery of charged-off loans, earnings from the sale of property received in payment, as well as the release of provisions made in previous financial periods, mainly for prescribed contingency items.
- Commissions and Other Income decreased given that Foreign Exchange Revenues diminished by Bs. 7,691 million, due to the inability to conduct financial intermediation as a result of suspended foreign currency trading in Venezuela as of January 2003 (See Venezuelan Economic Environment).

In annual terms, Commissions and Other Income increased by 14.4%, (Bs. 46,683 million) in 2003 over the previous year, mainly due to:

- Growth of Bs. 97,787 million in other income which mainly includes increases in: Volume of commissions from drafts and transfers abroad, income from premium financing, dividends received from minority investments, recovery of charged-off loans, earnings from the sale of property received in payment, as well as the release of provisions made in previous financial periods.
- Increase of Bs. 21,288 million in securities transactions due to better local and foreign currency transaction opportunities in the Venezuelan market. Two major reasons allowed for the growth in market size: a) excess liquidity in Bolivars was maintained due to the low level of demand for foreign currency, and b) Venezuela's risk ratings, and hence prices, improved. This situation boosted the trading volume of the investment portfolios, mainly the fixed-income portfolios.

Commissions and Other Income decreased by Bs. 25,228 million due to the drop in Income from Foreign Exchange Operations, as a result of the inability to conduct financial intermediation.
A Bs. 54,067 million fall in net income from Exchange Differences. During 2002, the long foreign exchange position of subsidiaries in Venezuela generated exchange earnings of Bs. 103,060 million as a result of the devaluation of the bolivar against the dollar, which went from US$ 757/US$1 that year to Bs. 1,400/US$1. The exchange rate was controlled at Bs.1,596/US$1 throughout 2003.

Insurance Premiums, net of Claims, increased by 24.8% (Bs.6,982 million) in 2003 versus 2002. This improvement in insurance business is mainly due to a 52.5% increase in premiums which reached Bs. 213,461 million (US$134 million) in 2003, accompanied by a rise in claims of 59.5% over that same period. During 2003 total net premiums amounted to Bs. 358,791 million

MERCANTIL

OPERATING EXPENSES

Net Income (In million of Bolivars, except percentages and income per share)	Quarters ended on		Increase (decrease)		Years ended		Increase (decrease)	
	12-31-03	12-31-02	Bolivars	%	12-31-03	12-31-02	Bolivars	%
Operating Income	292,227	196,428	95,799	48.8 %	1,008,202	825,930	182,272	22.1 %
Operating Expenses	**204,958**	155,921	49,037	31.4 %	720,486	591,230	129,254	21.9 %
Taxes (Current and Deferred)	**9,548**	12,551	(3,003)	(23.9)%	32,340	53,995	(21,655)	(40.1)%
Minority Interest	**207**	57	150	263.2 %	654	502	152	30.3 %
Net Income	77,516	27,896	49,620	177.9 %	254,721	180,199	74,522	41.3 %
Income per Share (Bs./share)	144	51	93	182.3 %	473	332	141	42.4 %
Income per Share ($./share)	0.09	0.04	0.05	125.0%	0.29	0.24	0.05	20.8

Operating expenses increased year over year by 31.4% (Bs. 49,037 million) in the fourth quarter of 2003, attributable mainly to:

- A Bs. 13,978 million increase in Staff Expenses which mainly includes disbursements related to the implementation of staff reduction programs as well as the increase of incentive bonuses.
- An increase of Bs. 28,010 in Other Operating Expenses, which included an increase in the cost of hired services, communications, as well as provisions related to operating risks.

Inflation in Venezuela reached 27.1% in 2003, while devaluation was 14.3%, which had a significant impact on MERCANTIL's operating costs.

In annual terms, the 21.9% (Bs. 129,254 million) growth in Operating Expenses is mainly due to:

- An increase of Bs. 40,762 million in Staff Expenses which includes Bs. 12,066 million due to the effect of converting the expenditure of the overseas subsidiaries. It also includes the application of policies on wage and salary increases during the year and new benefits for staff. It further includes Bs. 8,385 million in disbursements related to staff reduction programs implemented mainly at Banco Mercantil and Seguros Mercantil. The number of employees was cut by 9.8% in 2003.
- A Bs. 70,538 increase in Other Operating Expenses, which includes: Bs. 8,740 million due to the effect of converting the expenditure of the overseas subsidiaries; increase in the cost of hired services, communications and provisions connected with operating risks. It also includes an increase in the contributions to Fundación Mercantil to fund social programs.

The Operating Expenses to Average Assets efficiency ratio decreased from 7.8 % in 2002 to 6.5 % in December 2003. This ratio has been falling steadily over the last 5 years.

Moreover, a project is underway for evaluating the location and level of utilization of Banco Mercantil's branches in Venezuela, which led to closing 30 agencies during 2003, relocating customers to nearby agencies, maintaining the same quality of service.

Moreover, a project is underway for evaluating the location and level of utilization of Banco Mercantil's branches in Venezuela, which led to closing 30 agencies during 2003, relocating customers to nearby agencies who have the infrastructure to serve them.

Controlled spending contributed to the rising trend in net results, given that financial margin and commissions and other income were affected in 2003 by lower interest rates and the exchange control in Venezuela. The figures below illustrate this behavior:


18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
1999
2000
2001
2002
2003
OPERATING INCOME/AVERAGE ASSETS
OPERATING EXPENSES/AVERAGE ASSETS

TAXES AND CONTRIBUTIONS

MERCANTIL reported significant amounts under the following taxes in Venezuela during the year ended December 31, 2003: an estimated Bs. 12,382 million of Business Asset Tax or Income Tax, Bs. 22,573 million of Municipal Tax, Bs. 10,023 million of Bank Debit Tax and Bs. 7,987 million of Tax on Dividends collected from subsidiaries. Tax expense on operations outside of Venezuela amounted to US$ 12.5 million (Bs. 19,960 million) in Income Tax and US$ 1.1 million (Bs. 1,765 million) of Municipal Taxes.

NET INCOME

MERCANTIL has showed sustained growth in its financial performance (ROA and ROE ratios) as Shown in the chart below:


25%
20%
15%
10%
5%
0%
3.0%
2.5%
2.0%
1.5%
1.0%
.5%
.0%
1999
2000
2001
2002
2003
ROE
ROA

MERCANTIL

BALANCE SHEET

The main Balance Sheet variations during the fourth quarter of 2003 are commented on below and analyzed by comparison with September 30, 2003. Other information is also shown and compared with December 31, 2002.

SUMMARY OF BALANCE SHEET
(Million Bolivars, except percentage)

	12-31-03	09-30-03	12-31-02	% Vs. Sep	% Vs. Dec	12-31-03 US$(1)	09-30-03 US$(1)	12-31-02 US$(1)	% Vs. Sep	% Vs. Dec
Total Assets	11,966,142	11,066,103	9,291,718	8.1 %	28.8 %	7,498	6,934	6,639	8.1 %	12.9 %
Investment Portfolio	5,665,219	5,438,510	3,945,068	4.2 %	43.6 %	3,550	3,408	2,819	4.2 %	25.9 %
Loan Portfolio	4,572,843	4,082,061	3,916,016	12.0 %	16.8 %	2,865	2,558	2,798	12.0 %	2.4 %
Other Assets	317,033	322,041	337,668	(1.6)%	(6.1)%	199	202	241	(1.6)%	(17.4)%
Deposits	9,601,033	8,835,277	7,360,066	8.7 %	30.4 %	6,016	5,536	5,259	8.7 %	14.5 %
Shareholders' Equity	1,236,295	1,145,741	914,277	7.9 %	35.2 %	775	718	653	7.9 %	18.7 %
Assets in Trust	3,326,647	2,968,922	2,643,518	12.0 %	25.8 %	2,084	1,860	1,889	12.0 %	10.3 %
Activos de terceros	593,580	371,263	333,100	59.9%	78.2 %	371,917	232,621	238,014	59.8%	56.2%

(1) Balance sheet items are calculated at the period-end exchange rate. See exchanges rates in Appendix V.

TOTAL ASSETS

The Bs.900,039 million (8.1%) growth of Total Assets versus the third quarter of 2003 which is shown in the summary table of the previous Balance Sheet, includes: a) 13.7% growth in domestic transactions (in Bs.), and b) 0.6% growth in overseas operations (in US$).

Banco Mercantil is the leader in Venezuela's financial system with respect to Total Assets in consolidated terms, as of December 31, 2003 with a market share of 15.0%.

Compared with the close of 2002, total assets reflect a growth of Bs. 2,674,424 million (28.7%) as a result of: a) 47.9% growth in operations in bolivars, mainly in the Investment Portfolio, and b) 0.2% drop in operations abroad in dollar terms. The annual growth also includes the effect of converting Bs. 630,000 million.

Assets by Location
Total Bs. 11,966,142 millions
US$ 7,498 millions
December 2003



44%
4%
52%
United States of America
Others
Venezuela

Assets Financiers
Total Bs. 10,358,363 millions
US$ 6,490 millions
December 2003



47%
9%
6%
38%
Cash and cash equivalent
Investment portfolio
Loan portfolio
Other assets

MERCANTIL

ASSETS AND LIABILITIES IN FOREIGN CURRENCY

A summary of financial assets and liabilities in foreign currency as of December 31, 2003 is presented bellow:

	(In Thousand of US dollars)
Assets:	
Cash	59,412
Investment Portfolio	1,800,709
Loan Portfolio	1,860,908
Other Assets	79,668
	3,800,697
Liabilities:	
Deposits	2,946,810
Financial Liabilities	192,409
Other Liabilities	71,204
Subordinated Debt	86,250
	3,296,673
Assets minus Liabilities	504,024

Assets currency
Total Bs. 11,966,142millions
US$ 7,498 millions
December 2003


Bolivars (49 %)
US$ (51 %)

Additionally, Mercantil holds Bs. 289,583 million in foreign exchange indexed bonds with a quarterly variable coupon. The coupon will be adjusted for the higher between: a) 80% of loan market rate or b) 3 months LIBOR plus a margin of 100 basic points, plus a percentage of the Bolivar devaluation with respect to the U.S. Dollar, determined annually. Based on the 17% interest rate as of December 31, 2003, we estimate additional gains due to such indexation starting from an exchange rate of Bs./US$ 1,900.

We estimate that each increase of Bs. 100/US$ in the exchange rate of Bs. 1600/US$ as of December 31, 2003, would result in an increase of Bs. 380,074 million in assets and Bs. 50,407 million in shareholder's equity (Bs. 30,956 million out of this amount would be registered in the net results)

MERCANTIL

INVESTMENT PORTFOLIO

The Investment Portfolio grew Bs. 226,710 million (4.2%) in the fourth quarter of 2003. This increase includes: a) 7.1% growth in bolivar operations, and b) 2.3% growth in operations abroad in terms of dollars.

In annual terms, the Investment Portfolio grew Bs. 1,720,151 million (43.6%) compared with December 2002. This increase includes: a) 143.2% growth in bolivar operations, mainly in operations with the Central Bank of Venezuela (BCV) which increased by Bs.1,595,000 million, and b) 15.0% decrease in overseas operations (in US$). See figure and table showing the breakdown of the Investment Portfolio as of December 31, 2003.

In August and December 2003, the Venezuelan Finance Ministry issued US$ 2,500,000,000 in Government Bonds, payable in Bolivars, with maturities of 7 and 10 years and interest rates ranging from 5.4% to 7%. MERCANTIL purchased US$ 65 million of these issues.

Total investments in Securities Issued or Guaranteed by the Venezuelan Government (excluding the Central Bank) account for 0.7 times MERCANTIL's equity and 6.8% of its assets. Accordingly, these securities account for 0.9 times Banco Mercantil's equity and 11.0% of its assets;. MERCANTIL owned 3.3% of the domestic debt securities issued by the Venezuelan Government as of December 31, 2003, according to Central Bank figures.

INVESTMENT PORTFOLIO COMPOSITION



%
45
40
35
30
25
20
15
10
5
0
Venezuelan Gov
Banco Central de Venezuela
Venezuelan Priv.
USA Gov and USA Ag.
Intl Priv.
December 2002
September 2003
December 2003

MERCANTIL

The following figure shows the composition of the Investment portfolio by company, issuer and currency:

Investment Portafolio Distribution (In millions)									
		Venezuelan Government	Banco Central de Venezuela	Venezuelan Private	USA Government and USA Agency	Int'l Private	Total	Total Bs
Banco Mercantil	Bs.	589,898	1,957,000	28,231	0	0	2,575,129	2,575,129
	US$	65	0	20	83	62	231	367,888
Commercebank	US$	0	0	0	1,346	128	1,474	2,352,341
Seguros Mercantil and Others	Bs.	82,885	0	1,628	0	0	84,513	84,513
	US$	24	0	6	83	66	179	285,347
TOTAL								

LOAN PORTFOLIO

The gross loan portfolio increased Bs. 468,645 million (10.9%) in the fourth quarter of 2003. This increase includes: a) 12% increase in domestic operations (in Bs.), and b) 5% increase in overseas operations (in US$).

In annual terms, the gross loan portfolio grew Bs 683,104 million (16.7%) compared with December 2002. This increase includes: a) 2% increase in domestic operations (in Bs.), and b) 17% increase in overseas operations (in US$).

The quality of MERCANTIL's Loan Portfolio remains at very favorable levels. The ratio of Past Due Loans and Items in Litigation to the Total Gross Portfolio is 1.87%, while at Banco Mercantil it stands at 2.95% versus 4.7% of the Venezuelan financial system as a whole, and is 0.9% in the case of Commercebank. As can be seen in the following table, over 96.1% of MERCANTIL's Loan Portfolio is Current (94.9% as of September 30, 2003 and 95.1% as of December 31, 2002).

As of December 31, 2003 Banco Mercantil continues to rank number one in Venezuela's financial system in terms of its Gross Loan Portfolio, with a market share of 15.4%. As of December 31, 2003, Banco Mercantil has a total of Bs. 44,073 billon in loans to small companies, granted to over 3 thousand clients in the service, production and commercial sectors. This represents 3.2% of the gross loan portfolio, being the minimum required by the General Law of Banks and Other Financial Institutions 3%.
Moreover, Banco Mercantil granted 13.2% of its gross loan portfolio to the agriculture sector, which represents an additional Bs. 20 billon of the minimum required by the law (12%).

Loan Portfolio by Subsidiary
Total Bs. 4,782,683 millions
US$ 2,977 millions
December 2003



3.7%
35.5%
55.8%
5.1%
Banco Mercantil
Overseas agencies of Banco Mercantil
Commercebank N.A
Holding Mercantil International and Others

OTHER ASSETS

Other Assets decreased by Bs. 5,008 million (-1.6%) during the fourth quarter of 2004 and 20,331 million (6.0%) during the year. This includes the amortization of goodwill and deferred expenses. There are also decreases in other accounts receivables and pending items, resulting from automating and simplifying processes.

It is important to highlight that Other Assets plus property and equipment and assets available for sale represents only 4.6 % of Total Assets as of December 31, 2003 (6.4% as of December 31, 2002).

DEPOSITS

During the fourth quarter of 2003, MERCANTIL's consolidated deposits grew by Bs. 765,757 (8.7%); to Bs. 9,601,034 million (US$ 6,016 million). This increase includes: a) 16.5% growth in domestic operations (in Bs.), and b) 1.0% growth in overseas operations (in US$).

In annual terms, consolidated deposits grew Bs. 2,240,968 million (30.4%) during 2003. This increase includes: a) 56.2% growth in domestic operations (in Bs.), and b) a 1.6% decline in overseas operations (in US$). Annual growth takes into account the effect of converting Bs. 550,000 million.

In the Venezuelan market, Banco Mercantil attained a market share of 15.3% for Deposits, occupying the second position in the national banking system, as of December 31, 2003 (15.7% as of December 31, 2002). Deposits plus Investments sold under agreement to repurchase attained a market share of 13.2% (14.5% at December 31, 2002), being the highest at another institution 13.8%

Deposits
Total Bs. 9,601,034 millions
US$ 6,016 millions
December 2003


31%
25%
45%
Cheking Accounts
Saving Accounts
Time Deposits

PUBLIC OFFERING OF FIXED-INCOME SECURITIES

In May 2003 the Venezuelan National Securities Commission (CNV) authorized MERCANTIL to issue Bs.50,000 million in unsecured bonds. In May 2003 Bs.40,000 million were placed for terms of 1 and 2 years at a variable interest rate of between 84% and 90% of the lending rate for the six main commercial banks published by the Venezuelan Central Bank BCV.

In October and November 2003 an additional Bs.10,000 million bolivars were placed for a term of one year at a variable rate of 88% of the lending rate for the six main commercial banks published by the Venezuelan Central Bank.

In August 2003 MERCANTIL began the placement of commercial paper within the program authorized by the CNV. Bs. 7,000 million were placed at a 90 days term and a variable interest rate equivalent to 80 of the lending rate for the six main commercial banks.

The Issues were classified by the Risk Rating Agencies, Fitch Venezuela, S.A. and Clave Sociedad Calificadora de Riesgo, C.A., as per the requirements of the National Securities Commission, as "Category A, sub-category A3".

SUBORDINATED BONDS

During 2003, Commercebank Holding Corporation placed US$ 4 million of Trust Preferred Stock Securities on the North American market for a 30 year term at LIBOR + 3.25%. This new issue brought the subordinated debt as of December, 31 2003 to US$ 86.25 million, part of which is considered capital for the purpose of U.S. regulations on capital ratios.

EQUITY

Equity grew Bs. 90,554 million (7.9%) in the fourth quarter of 2003. This increase mainly includes a Bs. 77, 516 million net result for the quarter.

In annual terms equity grew Bs. 322,019 million (35.2%) compared to the close of December 2002. This increase mainly includes the year's net result of Bs. 254,722 million and Bs. 53,121 million corresponding to the translation adjustment of the net assets of subsidiaries abroad. MERCANTIL's Equity rose from $653 million to US$775 million, when converting the 2003 figure to Dollar terms at the year-end exchange rate.

MERCANTIL's equity/assets ratio as of December 31, 2003 is 10.3%. Equity/risk-weighted assets is and 19.9%, based on the National Securities Commission's standards, the regulatory minimum being 8% (this ratio is 20.9% based on the Basle standards). For Banco Mercantil, as of December 31, 2003, the equity/assets ratio is 13,4% and equity/risk-weighted assets, based on the standards of the Venezuelan Superintendency of Banks is 26.9%. For Commercebank, N.A. these indicators are 7.7% and 11.3%, respectively, according to guidelines as required by the Office of the Comptroller of the Currency (OCC).

TRUST AND ASSETS UNDER MANAGEMENT

The performance of Fideicomiso Mercantil (Mercantil Trust services) during 2003 has been characterized by its ability to maintain its leadership in Venezuela with a market share of 17.5% at year end. As of December 31, 2003, Banco Mercantil was managing a portfolio amounting to Bs. 2,831,224 million.

During 2003, Fideicomiso Mercantil (Mercantil Trust services) implemented various projects which culminated satisfactorily. Those particularly worthy of mention are the Self-management of Queries over the Internet for Retirement Trust Funds and Savings Funds and delivery of personal account statements by e-mail.

Commercebank Investment Services, licensed in the United States to operate as a broker-dealer and structured to satisfy the investment needs of MERCANTIL's customers base in international instruments, continued the activities initiated in 2002, and as of December 31, 2003 was managing assets in the amount of US$235 million. To further strengthen this service Commercebank Trust Services was launched in 2003, in order to offer a greater number of alternatives to diversify their investments and take advantage of the benefits of trust and inheritance planning. These two services, investments and trusts, represent for CIS Mercantil's clients an effective combination to better manage their assets.

CORPORATE EVENTS

Cash dividends

The Ordinary General Shareholders' Meeting held on February 26, 2003 declared an ordinary cash dividend for each of the common outstanding Class "A" and "B" shares, at Bs. 8.00 per share for the second, third and fourth quarters of 2003. In November the last dividend approved at the Shareholders' Meeting was paid.

At a Board Meeting held on July 14, 2003, an extraordinary cash dividend of Bs. 18.00 per common "A" share and common "B" share was approved. This dividend was paid on August 10, 2003 to the shareholders registered as of July 31, 2003. This brings total cash dividends per share payable during 2003 to Bs.50.00.

At a Ordinary General Shareholders' Meeting held on August 28, 2003 an ordinary cash dividend was approved charged to retained earnings as of December 31, 2002, for each of the common outstanding Class "A" and "B" shares, at Bs. 8.00 per share to be paid on February 10, 2004.

Stock Dividends

At a Board Meeting held on July 14, 2003, it was agreed to increase MERCANTIL's subscribed and paid-up capital by Bs.23,583,948,300.00, through the issue of 85,743,908 new common Class "A" shares and 71,482,414 common Class "B" shares delivered in September 2003 in the form of stock dividends at the rate of two new common Class "A" or "B" shares for every five common outstanding Class "A" o "B" shares.

Stock Repurchase Program

The Eighth Phase of the MERCANTIL Stock Repurchase Program under way since May 2000 was approved at the August 28, 2003 Regular Shareholders Meeting. As of December 31, 2003 a total of 37,631,760 shares have been repurchased, equivalent to 6.8% of the capital issued by MERCANTIL, of which 34,777,979 had been redeemed.

Mercantil increases its participation in Bancolombia, S.A.

During the fourth quarter of 2003 MERCANTIL acquired an additional participation in the Colombian commercial bank, Bancolombia, S.A. In consequence, as of December 31, 2003 the total participation in Bancolombia, S.A. went from 4.9% to 5.7% of the total shares outstanding of the bank. This represents 8.2% of the ordinary class shares (with voting rights).

Strategic alliance between Mercantil, Corporación CANTV and Siemens to foster the culture of innovation and to support projects

Mercantil, Corporación CANTV and Siemens entered into a strategic alliance to foster innovation and support potentially fast growing companies or projects. This alliance resulted in a new firm, "Innovex, Capital en Tecnología" being established which, with the support of consulting firm McKinsey & Company, the law office Escritorio Jurídico Palacios Ortega and Asociados, and IESA (the Institute for Advanced Studies in Administration) launched the contest "Ideas 2003. Over two thousand participants registered for the first competition, and 813 submitted projects. Between June and October three winners were chosen in the pre-selection process.

New Collective Bargain Contract will benefit approximately 6.000 Mercantil's workers

During December 2003, the syndicate organizations of Banco Mercantil's employees, (FETRAMERCANTIL), completed with great success the negotiations of the new Collective Bargain Contract which will be in force from January 1, 2004 until December 31, 2006.

This new Collective Bargain Contract aims to improve the current social and economic benefits and to enhance new clauses to encourage professional training with the increase of College scholarships and the recognition of the efficiency of Mercantil's workers.

Comparing this new collective bargain contract with those of other companies in the financial sector, the Contract is one of the most competitive due to the incorporation of better social and economic benefits that it include for the workers and for their families.

PRIZES AND ACKNOWLEDGEMENTS

During the fourth quarter of 2004 the North American magazine Latin Finance awarded Banco Mercantil prizes as "Venezuela's Best Bank" for the third consecutive year. The publication highlights the political upheaval in certain countries in Latin America and points out that the best banks in Venezuela have been able to handle volatility and uncertainty and have learned how to prosper in even the most adverse conditions. The magazine mentions that Banco Mercantil has stood out for years for both its adherence to conservative practices and its commitment to innovation, which is evidenced in the strong performance reported in the first part of the year.

During 2003, Mercantil and its subsidiaries received the following awards:

- Global Finance awarded Banco Mercantil prizes as "Venezuela's Best Bank" and Venezuela's Best Trade Finance Bank" in 2003.
- The National Association of Advertisers, ANDA, awarded Fundación Mercantil the ANDA Prize for Social Responsibility 2003.
- Mercantil reached first place as the stongest and most accepted brand among the public within the Banking and Finance category, according to the "Ranking of Most Powerful Brands in Venezuela" sponsored by Publicidad y Mercadeo magazine.
- The Latin Builders Association named Commercebank 'Bank of the Year'.
- PC News & Report publishing group awarded Mercantil two statuettes: in its Best Dot.com competition and best "Internet Bank" category for the www.bancomercantil.com Web page and www.segurosmecantil.com Web page.

MERCANTIL

APPENDIX I

MERCANTIL SERVICIOS FINANCIEROS, C.A.
CONSOLIDATED BALANCE SHEET
unaudited figures
(Million Bolivars, except percentages)

	US$(1) 12-31-03	12-31-03	09-30-03	12-31-02	Dec 2003 Vs. Sep 2003 Increase (decrease)	%	Dec 2003 Vs. Dec 2002 Increase (decrease)	%
CASH AND CASH EQUIVALENTS								
Cash	106	168,682	97,880	192,586	70,802	72.3 %	(23,904)	(12.4)
Banco Central de Venezuela	452	721,574	583,667	446,957	137,907	23.6 %	274,617	61.4
Venezuelan Banks and Other Financial Institutions	1	1,727	2,678	6,451	(951)	(35.5)%	(4,724)	(73.2)
Foreign and Correspondent Banks	43	68,349	47,430	48,490	20,919	44.1 %	(19,859)	(41.0%)
Pending Cash Items	50	79,856	119,802	35,429	(39,946)	(33.3)%	44,427	125.4
Provision for Cash and Due from Banks	(1)	(1,249)	(1,329)	(829)	80	(6.0)%	(420)	50.7
	651	**1,038,939**	**850,128**	**729,084**	**188,811**	**22.2 %**	**309,855**	**42.5 %**
INVESTMENT PORTFOLIO								
Investments in Trading Securities	9	14,392	21,328	13,928	(6,936)	(32.5)%	464	3.3
Investments in Securities Available for Sale	1,627	2,597,331	2,556,286	2,575,771	41,045	1.6 %	21,560	0.8
Investments in Securities Held to Maturity	454	725,314	527,016	406,250	198,298	37.6 %	319,064	78.5
Share Trading Portfolio	83	132,521	106,212	72,341	26,309	24.8 %	60,180	83.2
Investments in Time Deposits and Placements	1,271	2,028,590	2,031,322	627,662	2,732	0.1 %	1,400,928	223.2
Restricted Investments	105	167,072	196,345	249,115	(29,273)	(14.9)%	(82,043)	(32.9)
	3,550	**5,665,219**	**5,438,509**	**3,945,068**	**226,710**	**4.2 %**	**1,720,151**	**43.6 %**
LOAN PORTFOLIO								
Current	2,879	4,595,660	4,096,923	3,898,760	498,737	12.2 %	696,900	17.9
Rescheduled	61	97,484	103,151	96,174	(5,667)	(5.5)%	1,310	1.4
Past Due	49	78,635	96,310	73,330	(17,675)	(18.4)%	5,305	7.2
Non-performing	7	10,904	17,654	31,314	(6,750)	(38.2)%	(20,410)	(65.2)
	2,997	**4,782,683**	**4,314,038**	**4,099,578**	**468,645**	**10.9 %**	**683,105**	**16.7%**
Allowance for Losses on Loan Portfolio	(131)	(209,840)	(231,977)	(183,563)	22,137	(9.5)%	(26,277)	14.3
	2,865	**4,572,843**	**4,082,061**	**3,916,016**	**490,782**	**12.0 %**	**656,827**	**16.8%**
INTEREST AND COMMISSIONS RECEIVABLE	73	116,705	111,098	92,565	5,607	5.0 %	24,140	26.1
LONG-TERM INVESTMENTS	11	16,867	12,979	14,009	3,888	30.0 %	2,858	20.4
ASSETS AVAILABLE FOR SALE	10	16,417	23,783	19,771	(7,366)	(31.0)%	(3,354)	(17.0)
PROPERTY AND EQUIPMENT	139	222,119	225,504	237,537	(3,385)	(1.5)%	(15,418)	(6.5)
OTHER ASSETS	199	317,033	322,041	337,668	(5,008)	(1.6)%	(20,635)	(6.1)
TOTAL ASSETS	**7,498**	**11,966,142**	**11,066,103**	**9,291,718**	**900,039**	**8.1 %**	**2,674,424**	**28.8%**

(1) Financial Results converted to US$ at the average exchange rate for the period. Balance sheet items are calculated at the period-end exchange rate. See exchanges rates in Appendix V.

MERCANTIL

APPENDIX I

MERCANTIL SERVICIOS FINANCIEROS, C.A.
CONSOLIDATED BALANCE SHEET
UNAUDITED FIGURES
(Million Bolivars, except percentages)

	US$(1) 12-31-03	12-31-03	09-30-03	12-31-02	Dec 2003 Vs. Sep 2003 Increase (decrease)	%	Dec 2003 Vs. Dec 2002 Increase (decrease)	%
DEPOSITS								
Non-interest Bearing	1,004	1,601,935	1,299,105	1,079,702	302,830	23.3 %	522,233	48.4 %
Interest-Bearing	1,684	2,686,946	2,494,704	1,436,861	192,242	7.7 %	1,250,085	87.0 %
Savings Deposits	1,850	2,952,330	2,737,955	2,610,307	214,375	7.8 %	342,023	13.1 %
Time Deposits	1,479	2,359,823	2,303,513	2,233,196	56,310	2.4 %	126,627	5.7 %
	6,016	9,601,034	8,835,277	7,360,066	765,757	8.7 %	2,240,968	30.4 %
DEPOSITS AUTHORIZED BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION								
Publicly Traded Debt Securities Issued by MSF	59	93,550	103,729	67,781	(10,179)	(9.8)%	25,769	38.0 %
FINANCIAL LIABILITIES	224	357,139	345,491	379,572	11,648	3.3 %	(22,433)	(5.9)%
INTEREST AND COMMISSION PAYABLE	14	22,116	19,199	24,925	2,917	15.2 %	(2,809)	(11.3)%
OTHER LIABILITIES	323	515,515	476,414	427,669	39,101	8.2 %	87,846	20.5 %
SUBORDINATED DEBT	86	137,655	137,655	115,109	0	.0 %	22,546	19.6 %
TOTAL LIABILITIES	6,721	10,727,009	9,917,765	8,375,123	809,244	8.2 %	2,351,886	28.1 %
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	2	2,840	2,600	2,318	240	9.2 %	522	22.5 %
SHAREHOLDER'S EQUITY								
Paid-in Capital	52	82,928	82,928	62,344	0	.0 %	20,584	33.0 %
CAPITAL INFLATION ADJUSTMENT	120	191,709	191,709	191,709	0	.0 %	0	.0 %
SHARE PREMIUM	23	36,290	36,290	63,570	0	.0 %	(27,280)	(42.9)%
CAPITAL RESERVE	103	163,672	161,614	161,614	2,058	1.3 %	2,058	1.3 %
NEGATIVE GOODWILL TRANSLATION ADJUSTMENT OF NET ASSETS OF SUBSIDIARIES ABROAD	104	166,634	161,731	113,516	4,903	3.0 %	53,118	46.8 %
RETAINED EARNINGS	339	541,068	470,013	322,678	71,055	15.1 %	218,390	67.7 %
SHARES REPURCHASED HELD BY SUBSIDIARIES	(8)	(12,029)	(11,316)	(29,540)	(713)	6.3 %	17,511	(59.3)%
UNREALIZED GAIN FROM RESTATEMENTS OF INVESTMENTS AVAILABLE FOR SALE AT MARKET VALUE	41	66,022	52,772	28,385	13,250	25.1 %	37,637	132.6 %
TOTAL SHAREHOLDERS´ EQUITY	775	1,236,295	1,145,741	914,276	90,554	7.9 %	322,019	35.2 %
TOTAL LIABILITIES AND SHAREHOLDERS´ EQUITY	7,498	11,966,142	11,066,103	9,291,718	900,039	8.1 %	2,674,424	28.8 %

(1) Financial Results converted to US$ at the average exchange rate for the period. Balance sheet items are calculated at the period-end *exchange rate. See exchanges rates in Appendix V.*

MERCANTIL

APPENDIX I

MERCANTIL SERVICIOS FINANCIEROS, C.A.
CONSOLIDATED INCOME STATEMENT
UNAUDITED FIGURES
(Million of Bolivars, except percentages)

	Quarter ended on		Increase (decrease)		Years ended		Increase (decrease)	
	12-31-03	12-31-02	Bolivars	%	12-31-03	12-31-02	Bolivars	%
INTEREST INCOME								
Income from Cash and Due from Banks	334	5,369	(5,035)	(93.8)%	9,643	23,761	(14,118)	(59.4)%
Income from Investment Securities	133,754	92,918	40,836	43.9 %	488,911	291,690	197,221	67.6 %
Income from Loan Portfolio	132,005	170,421	(38,416)	(22.5)%	578,886	621,097	(42,211)	(6.8)%
INTEREST INCOME	266,093	268,708	(2,615)	(1.0)%	1,077,440	936,548	140,892	15.0 %
INTEREST EXPENSE								
Interest for Demand and Savings Deposits	27,031	25,008	2,023	8.1 %	101,508	70,395	31,113	44.2 %
Interest for Time Deposits	34,187	68,622	(34,435)	(50.2)%	166,348	228,976	(62,628)	(27.4)%
Interest for Securities Issued by the Bank	4,413	5,132	(719)	(14.0)%	20,485	24,975	(4,490)	(18.0)%
Interest on Financial Liabilities	6,749	8,369	(1,620)	(19.4)%	26,661	26,050	611	2.3 %
INTEREST EXPENSE	72,380	107,131	(34,751)	(32.4)%	315,002	350,396	(35,394)	(10.1)%
GROSS FINANCIAL MARGIN	193,713	161,577	32,136	19.9 %	762,438	586,152	176,286	30.1 %
PROVISION FOR LOSSES LOAN PORTFOLIO	18,259	37,049	(18,790)	(50.7)%	160,550	112,871	47,679	42.2 %
NET FINANCIAL MARGIN	175,454	124,528	50,926	40.9 %	601,888	473,281	128,607	27.2 %
COMMISSIONS AND OTHER INCOME								
Trust Fund Operations	4,566	4,174	392	9.4 %	17,149	14,948	2,201	14.7 %
Foreign Currency Transactions	287	7,978	(7,691)	(96.4)%	3,361	28,589	(25,228)	(88.2)%
Commissions on Customer Account Transactions	19,246	18,617	629	3.4 %	69,603	65,794	3,809	5.8 %
Commissions on Letters of Credit and Guarantees Granted	2,575	1,638	937	57.2 %	7,263	5,346	1,917	35.9 %
Equity in Long-Term Investments	(759)	642	(1,401)	(218.2)%	6,508	7,532	(1,024)	(13.6)%
Exchange Gains and Losses	195	(4,823)	5,018	(104.0)%	48,993	103,060	(54,067)	(52.5)%
Income (Loss) on Sale of Investment Securities	6,822	8,024	(1,202)	(15.0)%	34,955	13,667	21,288	155.8 %
Other Income	73,147	22,820	50,327	220.5 %	183,301	85,514	97,787	114.4 %
TOTAL COMMISSIONS AND OTHER INCOME	106,079	59,070	47,009	79.6 %	371,133	324,450	46,683	14.4 %
NSURANCE PREMIUMS, NET OF CLAIMS								
TOTAL INSURANCE PREMIUMS, NET OF CLAIMS	10,694	12,830	(2,136)	(16.6)%	35,181	28,199	6,982	24.8 %
OPERATING INCOME	292,227	196,428	95,799	48.8 %	1,008,202	825,930	182,272	22.1 %
OPERATING EXPENSES								
Salaries and employee benefits	75,219	61,241	13,978	22.8 %	281,288	240,526	40,762	16.9 %
Depreciation, Property and Equipment Expenses, Amortization of Intangibles and Others	33,541	28,883	4,658	16.1 %	121,933	110,908	11,025	9.9 %
Fees paid to regulatory agencies	6,182	3,792	2,390	63.0 %	22,383	15,454	6,929	44.8 %
Other operating expenses	90,015	62,005	28,010	45.2 %	294,881	224,343	70,538	31.4 %
TOTAL OPERATING EXPENSES	204,957	155,921	49,036	31.4 %	720,485	591,231	129,254	21.9 %
INCOME BEFORE TAXES EXTRAORDINARY ITEM AND MINORITY INTEREST	87,270	40,507	46,763	115.4 %	287,717	234,699	53,018	22.6 %
TOTAL TAXES	9,547	12,551	(3,004)	(23.9)%	32,341	53,993	(21,652)	(40.1)%
Minority interest	207	57	150	263.2 %	654	502	152	30.3 %
NET INCOME	77,516	27,896	49,620	177.9 %	254,722	180,199	74,523	41.4 %
NET INCOME IN US$ (1)	49	20	28	140.1 %	160	150	10	6.7%

(1) Financial Results converted to US$ at the average exchange rate for the period. Balance sheet items are calculated at the period-end exchange rate. See exchanges rates in Appendix V.

MERCANTIL

APPENDIX I

MERCANTIL SERVICIOS FINANCIEROS, C.A. CONSOLIDATED STATEMENT OF CASH FLOWS Unaudited figures (Millions of Bolivars)	Quarter ended on		Years ended	
	12-31-03	12-31-02	12-31-03	12-31-02
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	77,515	27,896	254,720	180,199
Adjustments to reconcile net income to net cash provided by operating activities -				
Depreciation y amortization	16,152	16,723	65,983	67,538
Provision for losses on the loan portfolio	18,259	37,049	160,550	112,871
Employee termination benefits paid	(4,623)	(4,790)	(26,275)	(25,214)
Accrual for other assets	4,210	3,407	23,289	26,209
Provision for other assets	17,814	3,500	33,854	20,594
Net change in operating accounts -	0	0		
Interest and commissions receivable	(5,607)	(782)	(24,140)	(29,471)
Other assets	(13,852)	(2,759)	(42,363)	(77,654)
Other liabilities	42,432	(9,214)	88,023	164,653
Minority interest payable	240	51	522	(13,045)
Net cash provided by operating activities	152,540	71,081	534,163	426,680
CASH FLOWS FROM INVESTING ACTIVITIES				
Net change in investments securities	(229,441)	(351,376)	(319,222)	(1,863,951)
Net change in loan portfolio	(509,041)	(39,068)	(817,377)	(1,548,186)
Net change in investments in subsidiaries and affiliates	1,015	(7,625)	50,259	110,683
Additions to fixed assets, net of depreciation and write-offs	(4,356)	(7,193)	(18,067)	(33,006)
Net cash flows from investing activities	(741,823)	(405,262)	(1,104,407)	(3,334,460)
CASH FLOWS FROM FINANCING ACTIVITIES				
Net change in deposits	765,756	605,187	2,240,967	2,956,101
Net change in short-term liabilities	11,649	28,138	(22,434)	180,651
Net change in publicly traded debt securities issued by CNV	(10,179)	(1,699)	25,769	7,967
Net change in subordinated debt	0	6,292	22,546	65,904
Cash dividends	(4,402)	(6,285)	(20,926)	(18,592)
Shares repurchased	(714)	(943)	(2,534)	(11,126)
Restatement of investments available for sale	13,251	12,373	37,639	38,110
Net cash flows from financing activities	775,361	643,063	2,281,027	3,219,015
CASH AND CASH EQUIVALENTS				
Net increase for the period	186,078	308,882	1,710,783	311,235
At the beginning of the period	2,881,451	1,047,864	1,356,746	1,045,511
At the end of the period	3,067,529	1,356,746	3,067,529	1,356,746

MERCANTIL

MOVIMIENTO DE PATRIMONIO

APPENDIX I

	Capita stock	Capital inflation adjustment	Paid-in Surplus surplus	Legal Reserve	Translation adjustment of the assets In subsidiaries Abroad	Retained earnings	Shares repurchased held by the subsidiaries	income (loss) on investments Available for sale	Total shareholders' Equity
Balance as of December 31, 2002	**62,344**	**191,709**	**59,874**	**161,614**	**113,516**	**326,376**	**(29,540)**	**28,385**	**914,277**
Net income for the quarter						51,756			51,756
Cash dividends						(3,154)			(3,154)
Redemption of shares repurchased	(3,000)					(17,044)	20,044		
Shares repurchased							(66)		(66)
Unrealized loss on									
Investments available for sale								(3,931)	(3,931)
Translation effect of net assets									
in subsidiaries abroad					43,263				43,263
Balance as of march 31, 2003	**59,344**	**191,709**	**59,874**	**161,614**	**156,779**	**357,934**	**(9,562)**	**24,454**	**1,002,145**
Net income for the quarter						76,184			76,184
Cash dividends						(3,150)			(3,150)
Shares repurchased									
Unrealized loss on							(1,170)		(1,170)
Investments available for sale								23,201	23,201
Translation effect of net assets									
in subsidiaries abroad					4,597				4,597
Balance as of June 30, 2003	**59,344**	**191,709**	**58,874**	**161,614**	**161,376**	**430,967**	**(10,732)**	**47,655**	**1,101,807**
Net income for the quarter						49,265			49,265
Capital Increase	23,584		(23,584)						-
Cash dividends						(10,220)			(10,220)
Shares repurchased									-
Unrealized loss on							(585)		(585)
Investments available for sale								5,118	5,118
Translation effect of net assets									
in subsidiaries abroad					356				356
Balance as of September 30, 2003	**82,928**	**191,709**	**36,290**	**161,614**	**161,732**	**470,012**	**(11,317)**	**52,773**	**1,145,741**
Net income for the quarter						77,515			77,515
Capital Increase				2,058		(2,058)			-
Cash dividends						(4,402)			(4,402)
Shares repurchased									-
Unrealized loss on							(713)		(713)
Investments available for sale								13,251	13,251
Translation effect of net assets									
in subsidiaries abroad					4,902				4,902
Balance as of December 31, 2003	**82,928**	**191,709**	**36,290**	**163,672**	**166,634**	**541,067**	**(12,030)**	**66,024**	**1,236,294**

MERCANTIL

APPENDIX II

Mercantil Servicios Financieros

Consolidated Loan Portfolio by Classification

(In millions of Bolivars, except percentages)

By Economic Activity	12-31-03	%	09-30-03	%	12-31-02	%
Commercial	2,434,703	50.9%	2,197,177	50.9%	1,782,411	43.5%
Foreign trade	321,565	6.7%	340,775	7.9%	387,907	9.5%
Residential mortgage	160,802	3.4%	161,667	3.7%	175,953	4.3%
Industrial	369,692	7.7%	304,524	7.1%	409,160	10.0%
Construction	555,980	11.8%	449,705	10.4%	162,894	10.5%
Consumer	167,896	3.5%	160,238	3.7%	175,953	4.0%
Services	222,017	4.6%	173,816	4.0%	227,765	5.6%
Agricultural	243,836	5.1%	205,511	4.8%	218,031	5.3%
Car loans	59,763	1.2%	61,362	1.4%	83,698	2.0%
Other	240,248	5.0%	259,262	6.0%	221,669	5.4%
TOTAL	4,782,683	100.0%	4,314,038	100.0%	4,099,578	100.0%

By Maturity	12-31-03	%	09-30-03	%	12-31-02	%
Up to six months	2,271,155	47.5%	1,997,696	46.3%	2,107,839	51.4%
Six months to one year	511,131	10.7%	398,663	9.2%	394,658	9.7%
One to two years	541,085	11.3%	408,670	9.5%	319,289	7.8%
Two to three years	360,798	7.5%	366,901	8.5%	262,576	6.4%
Three to four years	176,021	3.7%	216,467	5.0%	237,215	5.8%
Four to five years	194,285	4.1%	207,331	4.8%	166,010	4.0%
Over five years	728,208	15.2%	718,310	16.7%	611,993	14.9%
TOTAL	4,782,683	100.0%	4,314,038	100.0%	4,099,578	100.0%

By Geographical Location of the Debtor	12-31-03	%	09-30-03	%	12-31-02	%
Venezuela	2,046,905	42.8%	1,705,047	39.5%	2,109,484	51.5%
United States of America	2,103,605	44.0%	1,960,243	45.4%	1,418,210	34.6%
Mexico	220,739	4.6%	228,969	5.3%	177,206	4.3%
Colombia	32,388	.7%	46,693	1.1%	69,121	1.7%
Brazil	26,273	.5%	31,176	.7%	0	.0%
Peru	20,692	.4%	21,273	.5%	32,033	.8%
Other countries	332,079	6.9%	316,813	7.3%	293,525	5.9%
TOTAL	4,782,683	100.0%	4,314,038	100.0%	4,099,578	100.0%

By Type of Risk	12-31-03	%	09-30-03	%	12-31-02	%
Normal	4,322,230	91.5%	3,816,745	88.5%	3,628,232	88.5%
Potential	128,982	2.2%	183,598	4.3%	201,114	4.9%
Real	253,281	4.5%	241,191	5.6%	186,107	4.5%
High	70,040	1.5%	66,402	1.5%	74,552	1.8%
Unrecoverable	8,149	.2%	6,101	.1%	9,574	.2%
TOTAL	4,782,683	100.0%	4,314,038	100.0%	4,099,578	100.0%

MERCANTIL

APPENDIX III

BANCO MERCANTIL, C.A. - BANCO UNIVERSAL
(According to rules issued by CNV) (2)
UNAUDITED CONSOLIDATED FIGURES
(Million of Bolivars, except percentages)

	US$(2) 12-31-03	12-31-03	09-30-03	12-31-02	Dec 2003 Vs. Sep 2003 Increase (decrease)	%	Dec 2003 Vs. Dec 2002 Increase (decrease)	%
SUMMARY OF BALANCE SHEET								
ASSETS								
Cash and Cash Equivalents	629	1,003,946	871,787	696,152	132,159	15.2 %	307,794	44.2%
Investments Portfolio	1,883	3,005,902	2,806,559	1,235,773	199,343	7.1 %	1,770,129	143.2%
Loan Portfolio	1,164	1,857,567	1,409,589	1,869,908	447,978	31.8 %	(12,341)	(0.7)%
Properties and Equipment and Other Asset	292	466,737	481,988	482,419	(15,251)	(3.2)%	(15,682)	(3.2)%
TOTAL ASSETS	3,969	6,334,152	5,569,923	4,284,252	764,229	13.7%	2,049,900	47.9%
LIABILITIES AND SHAREHOLDERS'EQUITY								
Deposits	3,225	5,147,174	4,417,684	3,294,182	729,490	16.5 %	1,852,992	56.2%
Financial Liabilities and Other Liabilities	239	380,757	425,545	414,010	(44,788)	(10.5)%	(33,253)	(8.0) %
TOTAL LIABILITIES	3,464	5,527,931	4,843,229	3,708,192	684,702	14.1 %	1,819,739	49.1%
SHAREHOLDERS' EQUITY	505	806,221	726,694	576,060	79,527	10.9 %	230,161	40.0%
TOTAL LIABILITIES AND SHAREHOLDER EQUITY	3,969	6,334,152	5,569,923	4,284,252	764,229	13.7 %	2,049,900	47.9%

	US$ (2) 12-31-03	Quarter ended on 12-31-03	Quarter ended on 12-31-02	Increase (decrease) Bolivares	Increase (decrease) %	Years ended 12-31-03	Years ended 12-31-02	Increase (decrease) Bolivares	Increase (decrease) %
SUMMARY OF STATEMENT OF INCOME									
Interest Income	148	236,334	194,670	41,664	21.4%	888,940	698,637	190,303	27.2 %
Interest Expense	42	67,124	70,004	(2,880)	(4.1)%	271,217	234,842	36,375	15.5 %
Gross Financial Margin	106	169,210	124,666	44,544	35.7 %	617,723	463,795	153,928	33.2 %
Provision for Losses on Loan Portfolio	13	20,287	40,762	(20,475)	(50.2)%	147,431	109,569	37,862	34.6 %
Net Financial Margin	93	148,923	83,904	65,019	77.5 %	470,292	354,226	116,066	32.8 %
Commissions and Other Income	40	63,561	51,792	11,769	22.7 %	240,788	246,529	(5,741)	(2.3) %
Operating Expenses	90	143,052	117,947	25,105	21.3%	510,172	450,603	59,569	13.2%
Income before Taxes, Extraordinary	44	69,432	17,749	51,683	291.2 %	200,908	150,152	50,756	33.8 %
Taxes	3	4,264	1,651	2,613	158.2 %	11,153	19,173	(8,020)	(41.8)%
NET INCOME	41	65,168	16,098	49,070	304.8 %	189,755	130,979	58,776	44.9 %
NET INCOME IN US$ (2)		41	12	29	240.8%	119	109	10	8.9%

(1) Results converted at the average rate of exchange for the period. Balance sheet at the exchange rate at period-end. See exchange rates in Appendix V

(2) *Financial statements are based on CNV standards, therefore are adjusted for inflation up to December 31, 1999 (See Page 5), they reflect* Banco Mercantil's contribution to MERCANTIL's results.

MERCANTIL

RATIOS
Banco Mercantil Operations in Venezuela (1)

	System average (2)	12-31-03	12-31-02
Gross financial margin / Average assets	12.9%	12.9 %	15.3%
Return on average assets (ROA)	6.3%	5.4 %	5.7%
Return on average equity (ROE)	40.7%	40.1 %	38.4%
Non performing loans / Gross loans	4.7%	2.9 %	4.7%
Allowance for loan losses / Non performing loans	174.6%	240.1 %	132.8 %
Allowance for loan losses / Gross loans	8.2%	7.1%	6.2%
Operating expenses / average total assets	9.4%	9.1 %	11.6%

CONCILIATION OF HISTORIC PROFITS WITH THE CONTRIBUTION OF MERCANTIL'S RESULTS
(In millions of Bolivars)

	Quarters		Years	
	12-31-03	12-31-02	12-31-03	12-31-02
Historical profit (1)	90,373	24,508	236,779	173,133
Additional depreciation and amortization expenses for effects of inflation adjustment through 1999 (see section of accounting principles used)	(22,430)	(3,291)	(30,630)	(12,367)
Interest for Publicly traded debt securities issued by MERCANTIL to finance Banco Mercantil's investment	(2,775)	(5,119)	(16,394)	(24,925)
Dividends and exchange adjustments for preferred Stocks	-	-	-	(4,862)
	65,168	16,098	189,755	130,979

(1) Historic figures in accordance to SUDEBAN standards.
(2) Non-consolidated

APPENDIX III

COMMERCEBANK HOLDING CORPORATION
According to rules issued by CNV (1)
UNAUDITED CONSOLIDATED FIGURES
(Million Bolivars, except percentages)

				Dec 2003 Vs. Sep 2003		Dec 2003 Vs. Dec 2002	
	12-31-03	09-30-03	12-31-02	Increase (decrease)	%	Increase (decrease)	%
SUMMARY BALANCE SHEET ASSETS							
Cash and Cash Equivalents	45,386	22,144	20,881	23,242	105.0 %	24,505	117.3 %
Investments Securities	1,473,898	1,508,700	1,734,634	(34,802)	(2.3)%	(260,736)	(15.0)%
Loan Portfolio	1,596,693	1,568,204	1,371,767	28,489	1.8 %	224,926	16.3 %
Properties and Equipment and Other Assets	59,670	58,588	54,454	1,082	1.8 %	5,216	9.6 %
TOTAL ASSETS	3,175,647	3,157,636	3,181,736	18,011	.6 %	6,089	(0.2)%
LIABILITIES AND SHAREHOLDERS EQUITY							
Deposits	2,748,563	2,720,126	2,794,820	28,437	1.0 %	(46,257)	(1.6)%
Financial Liabilities and Other Liabilities	261,180	275,237	237,550	(14,057)	(5.1)%	23,631	10.0 %
TOTAL LIABILITIES	3,009,743	2,995,363	3,032,370	14,380	.5 %	(22,626)	(0.7)%
SHAREHOLDERS' EQUITY	165,902	162,273	149,366	3,629	2.2 %	34,818	23.3 %
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	3,175,647	3,157,636	3,181,736	18,009	.6 %	(6,089)	(0.2)%

	Quarter ended on		Increase (decrease)		Years ended		Increase (decrease)	
	12-31-03	12-31-02	Bolivars	%	12-31-03	12-31-02	Bolivars	%
SUMMARY INCOME STATEMENT								
Interest Income	28,905	33,047	(4,142)	(12.5)%	121,258	122,330	(1,072)	(.9)%
Interest Expense	6,721	8,662	(1,941)	(22.4)%	26,714	30,562	(3,848)	(12.6)%
Gross Financial Margin	22,184	24,385	(2,201)	(9.0) %	94,544	91,768	2,776	3.0 %
Provision for Losses on Loan Portfolio	500	0	(500)	(100)%	7,800	1,800	6,000	333.3 %
Net Financial Margin	22,684	24,385	(1,701)	(7.0)%	86,744	89,968	(3,224)	(3.6)%
Commissions and Other Income	4,508	7,096	(2,588)	(36.4)%	18,041	14,107	3,934	27.9 %
Operating Income	27,192	31,481	(4,289)	(13.6) %	104,785	104,075	710	0.7%
Operating Expenses	19,603	14,778	4,829	32.7 %	70,511	52,413	18,098	34.5 %
Income before Taxes, Extraordinary Item and Minority Interest	7,589	16,704	(9,115)	(54.6)%	34,274	51,662	(17,388)	(33.7)%
Taxes	2,941	6,380	(3,439)	(54.0)%	12,108	19,738	(7,630)	(38.7)%
NET INCOME	4,648	10,324	(5,676)	55.0 %	22,166	31,924	(9,758)	(30.6)%

(1) Financial statements presented based on CNV standards (See Page 5), to reflect Commercebank's contribution to MERCANTIL's results.

RATIOS
Commercenbank N.A

	Quarter 12-31-03	USA System (1) Local Peer	Florida
Gross financial margin / Average assets	2.9%	3.8%	4.1%
Return on average assets (ROA) (4)	0.6%	1.2%	.8%
Return on average equity (ROE) (4)	14.0%	13.3%	10.0%
Non performing loans / Gross loans	.9%	.9%	.6%
Allowance for loan losses / Non performing loans	185.1%	614.0%	203.00%
Allowance for loan losses / Gross loans	1.7%	1.5%	1.2%

(1) Based on December 2003 figures.

APPENDIX IV

Financial Ratios Summary

	US$ Dec 2003 (1)	Trimestre Dec 2003	Trimestre Dec 2002	Year Dec 2003	Year Dec 2002
Net income in millions of Bolivars	**48.5**	**77,516**	**27,896**	**254,722**	**180,199**
Per share data:					
Class A share:					
Number of shares outstanding		299,958,849	215,131,212		
Market Price in Bs.	1.6	2,550	1,575		
Average daily volume (# of Shares)		172,009	16,645	73,705	46,049
Market Price / Book value per share		1.13	0.68		
Market Price / Earnings per share		17.70	30.9	5.4	4.7
Dividends received in Cash / Market price		0.3 %	0.4%	2.1 %	3.2%
Class B share:					
Number of shares outstanding		250,040,470	179,092,666		
Market Price in Bs.	1.5	2,400	1,475		
Average daily volume (# of Shares)		121,831	21,426	54,717	57,074
Market Price / Book value per share		1.07	0.64		
Market Price / Earnings per share		16.7	28.9	5.1	4.4
Dividends received in Cash / Market price		0.3 %	0.5%	2.1%	3.4%
Book value per share in Bs. (Equity / # of shares outstanding) (2)	1.4	2,248	2,319		
Total weighted outstanding shares		538,450,444	542,718,922		
Earnings per share in Bs. (2)	0.1	144	51	473	332
Profitability Ratios (%)					
Gross financial margin / Average interest earning assets		8.2%	9.5%		
Commissions and other income as a percentage of Total income		34.8%	37.6%		
Return on average assets (ROA)		2.4%	2.4%		
Return on average equity (ROE)		23.6%	23.1%		
Efficiency Ratios (%)					
Operating expenses / Average assets average		6.5%	7.8%		
Operating expenses / Total income		59.8%	61.2%		
Liquidity Ratios (%)					
Cash and due from banks / Deposits		10.8%	9.9%		
Cash and due from banks and Investments Portfolio / Deposits		69.8%	63.5%		
Loan Portfolio / Deposits		49.8%	55.7%		
Asset Quality Ratios					
Non performing loans/ Gross loans		1.9%	2.5%		
Allowance for loan losses / Non performing loans		234.4%	175.4%		
Allowance for loan losses / Gross loans		4.4%	4.9%		
Shareholders equity / Assets		10.3%	9.8%		
CNV-Risk based capital (minimum required 8%)		19.9%	15.9		
BIS(3)-Risk based BIS		20.9%	16.9%		
Other Ratios:					
Number of branches (4)		352	341		
Number of employees (5)		7,534	8,364		
Number of ATMs		713	708		
Number of points of sale (POS)		9,184	9,638		
Exchange rate Bs./US$		1,596	1,400		
Average Exchange Rate for the period (Bs/US$ 1)		1,596.00	1,379.25		
Inflation for the last 12 months		27.1%	31.2%		

(1) Results converted at the average rate of exchange for the period. Balance sheet at the exchange rate at close of period. See exchange rates in Appendix V (2). Shares issued minus shares repurchased.
(2) Issued shares minus shares repurchased
(3) Equity/ Risk-weighted assets ratio based on Basel Bank of International Settlements standards
(4) Of these, 330 in December 2003 and 320 in December 2002 correspond to Venezuela
(5) Of these6,897 are in Venezuela as of December 31, 2003 and 7,808 as of December 31, 2002.

MERCANTIL

KEY MACROECONOMIC INDICATORS

APPENDIX V

	YEARS		QUARTERS								
	2001	2002	IV 01	I 02	II 02	III 02	IV 02	I 03	II 03	III 03	IV 03
Gross Domestic Product (% Change) (1)											
Total											
Oil activities	(0.9)	(12.6)	(5.0)	(7.6)	(15.9)	(1.6)	(25.5)	(47.2)	(2.9)	(9.0)	N.D
Non-Oil activities	4.0	(6.5)	3.1	(2.0)	(5.7)	(5.5)	(12.4)	(18.9)	(10.1)	(6.0)	N.D
Consumer Price Index (% Change) (2)	12.3	31.2	10.5	31.3	23.2	51.0	21.3	43.2	23.7	19.6	23,2
Unemployment Rate (% Change) (3)	12.8	16.2	12.1	15.3	15.6	16.3	16.0	19.7	18.9	17.9	N.D
Monetary Liquidity (% Change) (1) (4)	4.2	15.3	4.2	(3.7)	3.1	9.1	15.3	32.9	46.3	51.0	58,3
Interest Rates (Period end) (%) (5)											
Six Main Commercial and Universal Banks											
Period-end Loan Rate	25.6	37.1	27.7	55.8	35.2	30.7	33.9	31.8	23.2	22.4	19,5
Period-end Saving Deposit Rate	2.4	3.9	2.3	3.1	3.7	4.4	5.4	6.2	6.8	5.4	5,3
Period-end Time Deposit Rate	N.D.	N.D.	N.D.	N.D.	N.D.	N.D.	N.D.	18.3	13.5	17.6	14,2
Exchange Rate											
Period end (Bs/US$) (Bid rate)	762.0	1.397.8	762.0	890.5	1.315.5	1.471.5	1.397.8	1.596.0	1.596.0	1.596.0	1.596,0
Annual average exchange rate: Bs./US$	722.7	1.158.9	745.4	856.1	1.002.5	1.383.7	1.378.8	1.627.9	1.596.0	1.596.0	1.596,0
Depreciation (%) (2)	9.1	83.4	11.2	86.5	376.2	56.6	(18.6)	70.0	.0	.0	.0
External Sector (million of US$											
Trade Balance (6)	7,592	13,034	585	1,817	2,997	5,072	3,148	2,097	4,477	4,284	N.D
Oil Exports	21,729	21,530	4,090	4,411	5,260	6,937	4,922	3,372	5,354	5,698	N.D
Non-Oil Exports	4,523	5,126	1,115	1,173	1,377	1,370	1,206	947	1,221	1,398	N.D
Imports	18,660	13,622	4,620	3,767	3,640	3,235	2,980	2,222	2,098	2,812	N.D
Banco Central de Venezuela Intl. Res. (million US$)	12,296	12,003	12,295	9,442	11,015	11,482	12,003	13,736	16,932	18,485	20.599,0
FIEM	6,227	2,857	6,227	5,587	4,127	3,344	2,857	1,406	1,027	699	700,0
Oil Export Average Price (US$/b)	20.2	22.0	15.8	17.5	22.8	24.4	24.0	26.4	24.6	25.9	25,7
Central Government (billion of Bs)											
Ordinary Income	18,487	23,889	4,332	3,693	5,963	6,191	8,042	4,1986	6,633	9,564	N.D
Oil Income	8,405	11,323	1,583	999	3,256	3,231	3,837	1,376	3,518	3,757	N.D
Non-Oil Income	10,082	12,567	2,749	2,694	2,708	2,960	4,205	2,822	3,115	5,807	N.D
Ordinary Expenditures (7)	22,357	27,735	6,568	3,925	5,875	8,860	9,076	6,476	7,610	8,800	N.D

(1) Year-on-year variation
(2) Annual Dec-Dec figures. Annualized quarterly figures
(3) Annual figures for the second semester
(4) Figure as of December 26, 2003
(5) Annual figures correspond to weighted averages
(6) Balance of payments figures. Source: BCV
(7) Does not include public debt amortization

N.A.: Not Available
FIEM: Macroeconomic Stabilization Investment Fund
Source: National Securities Commission (CNV), National Statistics Institute (INE), Ministry of Energy and Mines (MEM) and own calculations

MERCANTIL
SERVICIOS FINANCIEROS

Caracas, February 11th, 2004

Regular Shareholders' Meeting Called

The Board of Directors of Mercantil Servicios Finacieros ("Mercantil"), a Venezuelan holding company that provides financial services (Caracas Stock Market: MVZ.A y MVZ.B / ADR level 1 (OTC): MSVFY), called for a Regular Shareholders' Meeting to take place on February 27th, 2004, to consider the audited financial statements, results and report from the Statutory Auditors and Board of Directors for the year 2003. In addition, the meeting will consider an ordinary cash dividend proposal for the 2004 second, third and fourth quarter of Bs. 8.oo per Class "A" common share and Class "B" common share to be paid on May 10th, August 10th, and November 10th, 2004, to the shareholders on record as of April 30, July 31, and October 31, 2004 respectively and to declare extraordinary dividends in shares or cash for up to Bs. 15,000 million, to be distributed to the shareholders on the amount, frequency and dates decided by the Board of Directors before December 31st, 2004. With the resolution and payment of the first portion of the ordinary cash dividend paid on February 10th, 2004, Mercantil Servicios Financieros has complied with article 115 of the Capital Market legislation referred to distribution and payment of dividends in cash for the year 2004. Moreover, with the resolution and payment of the first and second portion of the ordinary cash dividend, Mercantil Servicios Financieros would comply with the mentioned article in respect to distribution and payment of dividends in general for the year 2004.

Furthermore, it was informed that the meeting will also proceed to appoint the Members of the Board of Directors, in accordance to the Company's by-laws as well as the Statutory Auditors. Moreover, the Board of Directors will submit to consideration of the shareholders' meeting, a proposal for the ninth phase of the company's repurchase of shares program and to authorize the issuance of Mercantil Servicios Financieros' debt for up to US$ 100 million or its equivalent in bolívares.

Mercantil Servicios Financieros is the first and most complete provider of financial services in Venezuela, with presence in 10 countries of the Americas and Europe. Among its main subsidiaries are Banco Mercantil, Banco Universal with 293 branches; Commercebank, N.A., a commercial bank in the United States with eight branches in South Florida, one in New York; one in Houston and one in Tampa; Banco Mercantil Venezolano NV in Curacao, Banco del Centro in Panama, BMC Bank & Trust Limited in Cayman Islands, and Banco Mercantil Schweiz AG in Zurich, Merinvest Sociedad de Corretaje, investment bank in Venezuela; Seguros Mercantil which offers property, life and healthcare insurance and Mercantil Inversiones y Valores which holds other financial businesses. Mercantil has approximately 6.200 shareholders including several international funds such as JPMCC Belgium SCA with a 9.15% participation.

Contact: Investor Relations - Tel.: 58-212-503.1335 - E-mail: inversionista@bancomercantil.com

MERCANTIL
SERVICIOS FINANCIEROS

Caracas, March 1st, 2004

At the end of 2003 MERCANTIL reports 28.8% growth in Assets and favorable Loan Portfolio indices

- *The subsidiary Banco Mercantil occupies first position in the Venezuelan financial system in terms of Total Assets with a market share of 15.0%. It also occupies first position in terms of Gross Loans (15.4%) and Assets under Management (17.5%).*

During the Regular Shareholders' Meetings of Mercantil Servicios Financieros (MERCANTIL) and its main subsidiary in Venezuela Banco Mercantil, the reports for the 2003 results were approved.

Gustavo Marturet, Chairman and CEO of Mercantil Servicios Financieros and Banco Mercantil presided both assemblies, accompanied by members of the Board of Directors and a vast majority of shareholders.

According to the 2003 year-end results presented for the consideration of the shareholders, Total Assets for MERCANTIL reached Bs. 11.9 trillion, 28.8% higher than in December 2002. Shareholder's Equity closed at Bs. 1.2 trillion, 35.2% higher than in December 2002.

The quality of MERCANTIL's Loan Portfolio remained at very favorable levels. The ratio of Past Due and Non-performing Loans to Total Gross Loans was 1.87%, compared with 2.5% in 2002. Moreover, the Provision for Loan Losses to Past Due and Non-performing Loans closed at 234.4%, compared with 175.4% at the end of 2002.

MERCANTIL's Earnings for the year totaled Bs. 254.7 billion. The main contributions come from Banco Mercantil with Bs. 189.8 billion, Commercebank with Bs. 35.4 billion, Merinvest with Bs. 20.7 billion, Holding Mercantil Internacional with Bs. 5.8 billion and Seguros Mercantil with Bs. 2.9 billion.

At Banco Mercantil, an over 99% owned subsidiary of MERCANTIL, Total Assets reached Bs. 5.8 trillion, 47.6% higher than in December 2002. Shareholder's Equity closed at Bs. 774 trillion, up 54.8% from the December 2002 level. The quality of the Loan Portfolio remained at very favorable levels. The ratio of Past Due and Non-performing Loans to Total Gross Loans was 2.9%, versus 4.7% for the Venezuelan financial system as a whole. Banco Mercantil occupies first position in the Venezuelan financial system in terms of Total Assets with a market share of 15.0%. as well as with respect to Gross Loans (15.4%). In terms of Assets under Management, Banco Mercantil maintain its position as leader and innovator with a 17.5% market share.

Furthermore, Commercebank Holding Corp., a wholly owned subsidiary of MERCANTIL in the United States closed the year with Bs. 35.3 billion in Earnings and Total Assets of Bs. 5 trillion. Seguros Mercantil collected Premiums for Bs. 358.8 billion, ranking second in its sector.

MERCANTIL's meeting approved the dividend's proposal presented by the Board of Directors, to pay an ordinary cash dividend corresponding to the second, third and fourth quarter 2004, of Bs. 8,00 per each common "A" and "B" share payable on May 10, August 10 and November 10, 2004 to all registered shareholders as of April 30, July 31 and October 31, 2004. During this meeting the Board of Directors was authorized to decree extraordinary cash or share dividends up to the amount of 15

thousand million Bolivars, always before December 31, 2004, according to the dispositions established in the Capital Market Law.

In addition, the board of Directors' approved the ninth phase of Mercantil Servicios Financieros' Stock Repurchase Program for a period of six month from March 22, 2004, giving continuity to the program which started on May 2000 aimed to add value to the institution. The Board of Directors was authorized for the company to acquire up to fifteen percent (15%) of its issued and paid up capital.

Furthermore, the Board of Directors' proposal was approved for one or several issues of bonds or commercial paper within the next two years to be placed in Private or Public Offering in Venezuela or abroad. The issues would be for up to US$ 100 million or its equivalent in Bolivars with the purpose of funding the company's activities and investments.

According to Mercantil's by-law's the designation of Principal and Alternate Directors corresponding to this period was made: Luis A. Romero M.; Gustavo Vollmer Acedo and Jonathan Coles as Principal Directors and Gonzalo Mendoza M., Luis Sanabria U, Gustavo Galdo C., Oscar A. Machado K., Carlos Hellmund B. and Eduardo Mier y Terán as Alternate Directors. According to this, the Board of Directors is now integrated by: Gustavo A. Marturet; Chairman; Gustavo J. Vollmer H.; Alfredo Travieso P.; Luis A. Romero M.; Victor J. Sierra A.; Timothy Purcell; Gustavo Vollmer A. and Jonathan Coles as Principal Directors and Luis A. Marturet M., Francisco Monaldi M.; Federico Vollmer A.; Guillermo Sosa S.; Rafael T. Hernández; Germán Sánchez Myles; Gonzalo Mendoza M.; Oscar A. Machado K.; Miguel A. Capriles L.; Gustavo Machado C.; Alfredo M. Irigoin; Luis Esteban Palacios W.; Luis A. Sanabria U.; Carlos Hellmund B.; Gustavo Galdo C and Eduardo Mier y Terán as Alternate Directors.

Mercantil Servicios Financieros is the first and most complete provider of financial services in Venezuela, with presence in 10 countries of the Americas and Europe. Among its main subsidiaries are Banco Mercantil, Banco Universal with 293 branches; Commercebank, N.A., a commercial bank in the United States with eight branches in South Florida, one in New York; one in Houston and one in Tampa; Banco Mercantil Venezolano NV in Curacao, Banco del Centro in Panama, BMC Bank & Trust Limited in Cayman Islands, and Banco Mercantil Schweiz AG in Zurich, Merinvest Sociedad de Corretaje, investment bank in Venezuela; Seguros Mercantil which offers property, life and healthcare insurance and Mercantil Inversiones y Valores which holds other financial businesses. Mercantil has approximately 6.200 shareholders including several international funds such as JPMCC Belgium SCA with a 9.15% participation.

Contact: Investor Relations - Tel.: 58-212-503.1335 - E-mail: inversionista@bancomercantil.com

MERCANTIL
SERVICIOS FINANCIEROS

Caracas, April 22nd, 2004

MERCANTIL ANNOUNCES EXTRAORDINARY CASH DIVIDEND

The Board of Directors of Mercantil Servicios Financieros ("Mercantil"), a Venezuelan financial services holding company (Caracas Stock Exchange: MVZ.A and MVZ.B / Level 1 ADR (OTC): MSVFY) during today's meeting declared an extraordinary cash dividend of Bs. 27 per Class A common share and Class B common share payable on May 10, 2004 to shareholders registered as of April 30, 2004. This dividend is in the framework of the resolution from the Ordinary Shareholder's meeting held in February 27, 2004. Therefore, the total sum of cash dividends to be paid during 2004 amounts to Bs. 59.00 per share, well above the requirements of the Venezuelan Capital Markets Law.

Mercantil Servicios Financieros is the first and most complete provider of financial services in Venezuela, with presence in 10 countries in the Americas and Europe. In addition to Banco Mercantil, the leader in Venezuela in loan portfolio and trusts, there are other important subsidiaries such as Merinvest, a leading investment banking firm in Venezuela; Commercebank, N.A., a commercial bank in the United States with 9 branches in southern Florida, a branch in New York and Loan Production Offices in Houston and Tampa; Banco Mercantil Schweiz AG and an insurance company, Seguros Mercantil which offers life and health insurance in Venezuela. Mercantil has over 6,200 shareholders, among which are several international funds, such as JP Morgan Capital Corporation with a 9.15% participation.

Contact: Investor Relations
Tel.: 58-212-503.1335
e-mail: inversionista@bancomercantil.com

MERCANTIL

FINANCIAL REPORT FIRST QUARTER 2004

Mercantil Servicios Financieros (MERCANTIL) announces its results for the quarter ended March 31, 2004

Caracas Stock Exchange: MVZ NYSE ADR Level 1: MSVFY

Caracas, April 30, 2004 –MERCANTIL reported Net Earnings of Bs. 106,722 million (US$ 59 million) for the first quarter of 2004, 106.2% higher than the Bs. 51,756 million (US$ 32 million) for the same period the previous year. Net earnings per share increased by 48.0%, rising from Bs.134 (US$ 0.08) in the first quarter of 2003 to Bs.197 (US$ 0.10) in the first quarter of 2004.

Total Assets increased by 15.8% to Bs. 13,868,422 million (US$ 7,238 million), compared with the Bs. 11,966,141 million (US$ 7,498 million) registered for the previous quarter.

Total consolidated assets for the Banco Mercantil subsidiary, including overseas branches, reached Bs. 6,642,799 million (US $ 3,468 million), which is 4.9% higher than the figure for the previous quarter. The subsidiary Commercebank Holding recorded Bs. 6,460,348 million (US$ 3,373 million) in total assets, 27.5% above the figure registered as of December 31, 2003.

As of March 31, 2004 the Banco Mercantil subsidiary is Venezuela's first bank in terms of Loans with a market share of 14.9%. Seguros Mercantil, the insurance subsidiary, collected Bs. 47,795 million in net premiums during the first quarter of the year, ranking second in the country.

Summary of Financial Statements

	Bolivars				US$ Equivalent (1)			
	03-31-04	12-31-03	03-31-03	Increase (decrease) Vs. Mar - 2003	03-31-04	12-31-03	03-31-03	Increase (decrease) Vs. Mar – 2003
Net Income	106,722	77,516	51,756	106.2%	59	49	32	81.9 %
Income per share Bs./share)	198	144	134	47.8 %	0.11	0.09	0.08	30.4 %
ROA	3.3 %	2.4 %	2.1 %	1,200 bp	3.3 %	2.4 %	2.1 %	1,200 bp
ROE	31.1 %	23.6 %	21.4 %	10,300 bp	31.1 %	23.6 %	21.4 %	10,300 bp
Total Assets	13,862,422	11,966,142	10,190,074	36.0 %	7,238	7,498	6,386	13.3 %
Investment Portfolio	6,475,612	5,665,217	4,575,923	41.5 %	3,381	3,550	2,867	17.9 %
Loan Portfolio	5,287,371	4,572,843	4,083,880	29.5 %	2,761	2,865	2,560	7.8 %
Deposits	10,601,635	9,601,034	7,994,269	32.6 %	5,536	6,016	5,009	10.6 %
Shareholders' Equity	1,501,321	1,236,295	1,002,144	49.8 %	784	775	628	24.8 %

(1) Financial Results converted to US$ at the average exchange rate for the period. Balance sheet items are calculated at the period-end exchange rate. See exchanges rates in Appendix V. As of February 2003 the exchange rate in Venezuela was controlled at Bs.1596/ US$ 1. See Economic Environment.

MERCANTIL

CONTENTS

VENEZUELAN ECONOMIC ENVIRONMENT

Economic activity

The most relevant changes to Venezuela's economic environment during the first quarter of 2004 were the exchange measures implemented in February and described below.

Exchange Control

In February 2003, the Central Bank of Venezuela (BCV) and the Ministry of Finance signed Exchange Agreement N° 1, establishing the exchange administration regime to be implemented in Venezuela in line with the exchange policy agreed upon between the Government and the Central Bank in January 2003. Exchange Agreement N° 2 set the exchange rate for the purchase of Dollars at Bs 1,596/US$1 and Bs 1,600/US$1 for sales.

On February 5, 2003, the Government's Exchange Control Commission (CADIVI) was created by presidential decree to coordinate, administer and manage the foreign exchange system.

Exchange Agreement N°4 was signed in July 2003 to control the system for purchasing with Bolivars securities denominated in foreign currency and issued by the Republic of Venezuela. All negotiations for these purchases had been suspended up to then. This agreement provides that: a) the exchange rate applicable for purchasing these securities with Bolivars on the primary market is the rate stipulated in Exchange Agreement N°2, and b) subsequent negotiations in Bolivars are only possible if regulated by the Central Bank. It also sets forth the special regime applicable to the financing programs developed by the Venezuelan State's foreign trade bank Banco de Comercio Exterior (BANCOEX).

During the first quarter of 2004 the exchange rate for the sale of Dollars was adjusted to 1,920 Bs./US$, representing a 20% depreciation. The mechanism for obtaining foreign currency was simplified by the authorization to use credit cards overseas up to US$ 2,000 a year, and make transfers to relatives abroad up to a maximum of US$ 300 a month. Foreign exchange purchases approved by CADIVI and supplied by the BCV declined slightly in February and March compared with the daily average for January and December. The total amount paid out during the first quarter was US$ 2,613 million, very similar to the previous quarter.

Money Supply

In the money market and the financial market, higher fiscal spending combined with the exchange control continued to be a key factor in the 63% year-on-year growth of money supply (M2). This growth also continued to have a bearish effect on interest rates. Lending rates fell to 18.1% in March, almost 14 percentage points less than a year earlier. The fall in financing costs was not sufficient to grow the loan portfolio and financial intermediation underwent a further decline.



60
50
40
30
20
10
0
Mar, 02
Jun, 02
Sep, 02
Dec, 02
Mar, 03
Jun, 03
Sep, 03
Dec, 03
Mar, 04
Lending Rate
CD 90 Days
Avg. Lending Rate

Money supply growth, together with restricted investments in foreign assets and lower yields in domestic financial assets, has enabled the Government to continue to restructure its short-term domestic debt. In March the Venezuelan Government issued US$ 1 billion in Dollar-denominated notes maturing in September 2004. This offering was placed in the domestic market payable in Bolivars, along with two domestic bond issues denominated in Bolivars of US$ 2 billion. This transaction implied that investors had to simultaneously purchase the three issues in what was named an "Investment Unit". Out of the approximately Bs. 6.2 trillion resulting from this operation, 54% was used to repurchase and pre-pay the debt service on part of this year's Public Debt Bond maturities. In addition, the Government continue to issue new domestic debt (Bolivar-denominated Treasury Bills and Bonds). This and the revenue from devaluation (oil royalties) enabled public spending to be sustained.

Inflation

There was further inflation during the first quarter of 2004 partly due to the exchange adjustment. The Consumer Price Index reflected 6.4% accumulated growth, one percentage point higher than the rate of inflation in the fourth quarter of last year.

U.S. ECONOMIC ENVIRONMENT

ECOMONIC ACTIVITY

The economy continued to grow steadily during the first quarter, but this did not translate into a significant increase in job posts. The slow growth in the labor market can be explained by: a) significant increases in productivity and b) outsourcing of manufacturing jobs to China and service jobs to India.

The other dominant factor during the quarter was the depreciation of the U.S. Dollar against major currencies due to the U.S. foreign trade and budget deficits. Reallocation of investment portfolios was also a major issue in the drop of the U.S. Dollar. Some Asian countries intervened in foreign exchange market to avoid the appreciation of their currencies in order to compete effectively in international markets, thus accumulating large sums of U.S. Dollars that were mainly invested in short Treasuries.



Euro / US Dollar
1.15
1.05
0.95
0.85
.96
.98
1.02
1.26
1.23
Mar, 02
Jun, 02
Sep, 02
Dec, 02
Mar, 03
Jun, 03
Sep, 03
Dec, 03
Mar, 04

At the same time, the Federal Reserve Bank ("Fed") recognized the problem in the labor market and stated that the Fed could afford to be "patient", and that they planned to be on hold for some time.

As a consequence of the situation in the job market, uncertainty about a stable monetary policy and foreign central bank purchases of Treasuries, interest rates declined during the 1st quarter. The yield of the 2-year T-Note declined from 1.82% at the end of 2003 to 1.57% at the end of the quarter, while the yield of the 10-year T-Note declined from 4.25% to 3.83% during the same period.

SUMMARY OF ACCOUNTING PRINCIPLES USED TO PREPARE FINANCIAL STATEMENTS

Consolidation

MERCANTIL's financial statements are presented in accordance with the standards issued by the National Securities Commission of Venezuela (CNV) and where the CNV has not issued provisions, the Accounting Principles Generally Accepted in Venezuela have been used. Those standards require financial statements to be prepared on a consolidated basis. The main subsidiaries are listed below:

- Banco Mercantil, C.A., universal bank in Venezuela and its branches abroad,
- Commercebank, N.A., bank in the United States of America,
- Seguros Mercantil, C.A., insurance company in Venezuela
- Banco Mercantil Venezolano, N.V., bank in Curaçao and its subsidiary Banco del Centro, S.A. in Panama,
- Banco Mercantil (Schweiz) AG, bank in Switzerland and its subsidiary BMC Bank & Trust Limited, in Grand Cayman,
- Merinvest,C.A, a securities brokerage in Venezuela.

Venezuelan Securities Commission (CNV) accounting standards

According to CNV's standards, MERCANTIL's financial statements are presented in historic figures after the financial year ended on December 31, 1999. For that reason, as of January 2000, MERCANTIL did not continue to adjust for inflation its primary financial statements. Hence, fixed assets, among others, are expressed at the value adjusted for the effect of inflation up to December 31, 1999. The market value determined by independent valuations is higher than the cost adjusted for inflation. New additions are being recorded at their acquisition cost.

Contribution of main Subsidiaries

Mercantil Servicios Financieros, C.A.
Contribution by Subsidiaries (1)
Shareholders' equity Bs. 1,501 billions (US$ 784 millions)
(As 31 march 2004, in billions of Bolivars and millions of Dollars,except number of employees)

	Banco Mercantil Bs. 99.69%	Commercebank Holding Corporation Bs. 100%	Holding Mercantil Internacional (2) Bs 100%	Seguros Mercantil Bs. 100%	Merinvest Bs. 100%	Mercantil Inv. y Valores Bs. 100%	Total Consolidated Bolivars	(3) US$
Shareholders' equity	893	331	74	91	56	86		
Total assets	6,505	6,460	456	276	50	116	13,862	7,238
Investment portfolio	2,773	3,209	209	165	45	76	6,476	3,381
Loan portfolio	2,020	3,061	206	0	0	0	5,287	2,761
Deposits	5,005	5,195	402	0	0	0	10,602	5,536
Net income								
Quarter	78	11	0	12	4	1	107	59
Number of employees	5,874	601	37	928	46	96	7,582	

(1) Financial information in keeping with the standards issued by the CNV. Includes the effect of eliminations specific to the consolidation process.
(2) Holding Mercantil Internacional, consolidates Banco Mercantil Venezolano, N.V., and Banco Mercantil (Schweiz) AG
(3) Results converted at the average exchange rate for the period and balance sheet at the exchange rate at close of period. See exchange rates in Appendix V.

RESULTS

FINANCIAL MARGIN

Financial Margin After Provisions (In millions of Bolivars)	Quarter ended on		Increase (decrease)	
	03-31-04	03-31-03	Bolivars	%
Interest Income	271,689	283,826	(12,137)	(4.3)%
Interest Expense	73,658	96,071	(22,413)	(23.2)%
Gross Financial Margin	198,031	187,755	10,276	5.5%
Provision for Losses on Loan Portfolio	26,740	48,747	(22,007)	(45.1)%
Net Financial Margin	171,291	139,008	32,283	23.2%

GROSS FINANCIAL MARGIN

The Gross Financial Margin increased by 5.5% in the first quarter of 2004 compared to the first quarter of 2003, mainly due to: a) a 6.6% increase in the margin of domestic transactions, and b) a 9.9% decline in overseas operations in Dollar terms.

The increase in the volumes of financial assets and liabilities in Venezuela (35.5% and 32.1% respectively) compared with the first quarter of 2003, was a determining factor in the growth of the Gross Financial Margin, since interest rates in Venezuela declined significantly over that same period. Volumes of assets and liabilities corresponding to overseas operations increased by 0.8% and declined 2.4% versus March 2003 (in Dollar terms) and interest rates for these operations remained low. The trend of the interest rates published by the Central Bank of Venezuela and of those applicable to overseas operations can be seen in the figures given in the Economic Environment section.

LOAN PORTFOLIO PROVISION

During the first quarter of 2004, Bs. 26,740 million (US$ 14.8 million) in spending was registered for Loan Loss Provisions. The accumulated provision was therefore Bs. 237,903 million (US$ 124.2 million) as of March 31, 2004. This provision covers 312.7% of total past due loans and items in litigation. The provision includes an additional component to cover possible differences that could affect management's estimates of realized losses., mainly in Venezuela. Write-offs for the quarter amounted to Bs. 10,816 million in Venezuela and US$ 521 million abroad.

COMMISSIONS AND OTHER INCOME AND INSURANCE PREMIUMS, NET OF CLAIMS

Operating Income (In millions of Bolivars)	Quarter ended on		Increase (decrease)	
	03-31-04	03-31-03	Bolivars	%
Net Financial Margin	171,291	139,008	32,283	23.2 %
Commissions and Other Income	143,166	95,210	47,956	50.4 %
Insurance Premiums, Net of Claims	11,357	6,108	5,249	85.9 %
Operating Income	325,815	240,326	85,489	35.6 %

Commissions and Other Income rose year over year by 50.4% (Bs. 47,956 million) during the first quarter of 2004, due mainly to the following reasons:

- Net income from exchange differences increased by Bs. 13,341 million. The long term foreign currency position of subsidiaries in Venezuela produced Bs. 52,276 million in exchange earnings as a result of the 20% devaluation of the bolivar against the dollar which, during the first quarter of 2004 went from Bs.1,596/US$1 to Bs. 1,915/US$1 (both these exchange rates are controlled). During the first quarter of 2003 the rate went from US$ 1,399/US$1 to Bs. 1,596/US$1 (14%)

- A Bs. 7,513 million increase in securities trading, due to greater opportunities in the Venezuelan market in local and foreign currency. Two major reasons for the increase in market size: a) liquidity surpluses in Bolivars continued, due to the low foreign exchange demand and b) the ratings for Venezuela improved, thus prices. This situation boosted trading volume of investment portfolios, mainly in fixed income securities.

- Other income grew by Bs. 24.4 billion, mainly accounted for by increases in fees for banking services; a *larger volume of commissions on overseas drafts and transfers, Income from premium financing; recoveries* of charged-off loans, among others.

- Commissions on foreign currency transactions are down Bs. 2,359 million because no financial intermediation has been undertaken since foreign exchange trading in Venezuela was suspended in February 2003 (See Venezuelan Economic Environment)

Insurance Premiums, net of claims, were 85.9% (Bs.5,249 million) higher than in the first quarter of 2003. This improvement in insurance activity is mainly due to the 66.7% increase during the first quarter of 2004 to Bs. 59,226 million (US$32.7 million), with claims rising by 62.7% over the same period. During the first quarter of 2004 net premiums worth Bs. 47,795 million were collected.

MERCANTIL

OPERATING EXPENSES

Net Income (In million of Bolivars, except percentages and income per share)				
	Quarters ended on		Increase (decrease)	
	03-31-04	03-31-03	Bolivars	%
Operating Income	325,815	240,326	85,489	35.6 %
Operating Expenses	**199,623**	**179,859**	**19,764**	**11.0 %**
Taxes (Current and Deferred)	19,158	8,627	10,531	122.1%
Minority Interest	312	84	228	271.5%
Net Income	106,722	51,756	54,966	106.2 %
Income per Share (Bs./share)	198	134	64	47.8 %
Income per Share ($./share)	0.11	0.08	0.03	30.4 %

Operating Expenses increased by 11.0% (Bs. 19,764 million) during the first quarter of 2004 compared with the first quarter of 2003, attributable mainly to:

- A Bs. 22,967 million rise in Personnel Expenses which mainly include the application of wage increase policies, incentive bonuses and benefits within the new Collective Bargain Agreement for 2004-2006.
- A. Bs. 2,911 reduction in Other Operating Expenses which includes the decline in the cost of outsourced services and communications, as well as provisions related to operating risks.

Inflation in Venezuela during the first quarter of 2004 was 6.4%, while year-on year inflation stands at 23.5%. Devaluation during the first quarter of 2004 was 20%. Devaluation also had a significant effect on MERCANTIL's operating costs.

The Operating Expenses to Average Assets efficiency ratio decreased from 7.0 % in the first quarter of 2003 to 6.0% in March 2004. Over the last 5 years a continual reduction of this ratio has been attained.

Controlled spending has led to a rising trend in net results; given the fact that the financial margin and other income were affected in 2004 and 2003 by lower interest rates and exchange control. The following figure illustrates this:



14%
12%
10%
8%
6%
4%
2%
0%
1999
2000
2001
2002
2003
2004
OPERATING INCOME/AVERAGE ASSETS
OPERATING EXPENSES/AVERAGE ASSETS

NET OPERATING RESULTS

MERCANTIL's results have been registering sustained growth as can be seen from the behavior of the ROE and ROA indicators in the figure below:



30%
25%
20%
15%
10%
5%
0%
4,0%
3,5%
3,0%
2,5%
2,0%
1,5%
1,0%
,5%
,0%
1999
2000
2001
2002
2003
2004
ROE
ROA

MERCANTIL

BALANCE SHEET

The main Balance Sheet variations during the first quarter of 2004 are commented on and analyzed and compared to December 31, 2003. Additional information is compared with the figures at March 31, 2003.

SUMMARY OF BALANCE SHEET
(Million Bolivars, except percentage)

	03-31-04	12-31-03	03-31-03	% Vs. Dic	% Vs. Mar
Total Assets	13,862,422	11,966,142	10,190,074	15.8%	36.0%
Investment Portfolio	6,475,612	5,665,217	4,575,923	14.3%	41.5%
Loan Portfolio	5,287,371	4,572,843	4,083,880	15.6%	29.5%
Other Assets	350,437	317,033	337,903	10.5%	3.7%
Deposits	10,601,635	9,601,034	7,994,269	10.4%	32.6%
Shareholders´ Equity	1,501,321	1,236,295	1,002,144	21.4%	49.8%
Assets in Trust	3,661,180	3,326,647	3,339,563	10.1%	9.6%

(1) Balance sheet items are calculated at the period-end exchange rate. See exchanges rates in Appendix V.

TOTAL ASSETS

The Bs.1,896,281 million (or 15.8%) growth in total assets compared with the fourth quarter of 2003 which can be seen from the table summarizing the above-mentioned Balance Sheet, includes: a) 5.7% growth in domestic transactions, and b) 5.3% growth in overseas operations.
This increase also includes the effect of translating Bs.1,172,837 million.

As of March 31, 2004, Banco Mercantil ranks second in Venezuela's financial system in terms of Total Assets, with a market share of 13.6%.

Assets by Location
Total Bs, 13,862,422 millions
US$ 7,238 millions
March 2004


48%
5%
47%
United States of America
Others
Venezuela

Assets Distribution
Total Bs, 13,862,422 millions
US$ 7,238 millions
March 2004


47%
9%
6%
38%
Cash and cash equivalent
Investment portfolio
Loan portfolio
Other assets

ASSETS AND LIABILITIES IN FOREIGN CURRENCY

The following summary shows the assets and liabilities in foreign currency as of March 31, 2004:

	(In Thousand of US dollars)
Assets:	
Cash	44,208
Investment Portfolio	2,082,013
Loan Portfolio	1,880,284
Other Assets	83,345
	4,089,850
Liabilities:	
Deposits	3,007,237
Financial Liabilities	248,210
Other Liabilities	158,308
Subordinated Debt	90,080
	3,503,835
Assets minus Liabilities	586,015

Assets currency
Bs, 13,862,422 millions
US$ 7,238 millions
March 2004


Bolivars (44%)
US$ (56%)

MERCANTIL also has Bs. 338,197 million in foreign exchange indexed bonds with a quarterly variable coupon.. The coupon will be the higher between a) 80% of the Market Lending Rate or b) the 3-month LIBOR rate, plus a margin of 100 basis points, plus the percentage by which the Bolivar devalues against the US dollar, determined annually.

The estimated effect of each Bs 100/US$1 increase with respect to the rate of exchange of Bs 1,915/US$1 as of March 31, 2004 would be an increase of Bs 408,985 million in assets and Bs 58,602 million in equity, of which Bs. 36,702 million would be registered in the results for the period. Additionally, based on the 14% interest rate at March 31, 2004, and with devaluation stabilized at 20%, additional revenues of Bs. 18 billion from the indexed bonds are expected in 2004.

INVESTMENT PORTFOLIO

The investment portfolio grew Bs. 810,395 million (14.3%) during the first quarter of 2004, due to: a) a 3.4% reduction in domestic transactions and b) an 11.8% increase in overseas operations. This increase also includes the effect of translating Bs. 534,524 million.

See the figure and the table showing how the Investment Portfolio was broken down as of March 31, 2004.

Total Investments in Securities Issued or Guaranteed by the Venezuelan Nation (excluding the Central Bank) account for 0.7 times MERCANTIL's equity and 7.1% of its assets. Accordingly, these securities account for 0.9 times Banco Mercantil's equity and 12.7% of its assets. According to the Central Bank, at March 31, 2004, MERCANTIL held 4.1% of the domestic public debt securities issued by the Venezuelan Government.

INVESTMENT PORTFOLIO COMPOSITION


%
60
50
40
30
20
10
0
Venezuelan Gov
Banco Central de Venezuela
Venezuelan Priv.
USA Gov and USA Ag.
Intl Priv.
March 2003
December 2003
March 2004

By company; by issuer and by currency, investments as of March 31, 2004 are broken down as follows:

Investment Portafolio Distribution (In millions Bolivars)									
		Venezuelan Government	B.C.V.	Venezuelan Private	USA Government and USA Agency	Int'l Private	Total	Total Bs
Banco Mercantil	Bs,	747,913	1,570,000	50,721	0	0	2,368,634	2,368,634
	US$	55	0	0	76	81	212	405,033
Commercebank	US$	0	0	0	1,591	85	1,676	3,209,179
Seguros Mercantil y Otros	Bs,	88,149	0	6,858	0	0	95,007	95,007
	US$	30	0	16	92	70	208	397,759
TOTAL								**6,475,612**

LOAN PORTFOLIO

The Gross Loan Portfolio increased by Bs. 742,591 million (15.5%) in the first quarter of 2004. This increase includes: a) 8.2% growth in domestic transactions and b) a decline of 0.2% in overseas operations in Dollar terms.

This increase also includes the effect of translating Bs. 609,059 million.

The quality of the loan portfolio remains at very favorable levels. The ratio of Past Due and in Litigation Loans to the Gross Portfolio is 1.4%. This indicator is 2.6% at Banco Mercantil versus 4.3% for the Venezuelan financial system as a whole, and 0.7% in the case of Commercebank. As can be seen from the following table, 96.6% of MERCANTIL's loan portfolio is Current (96.1% at December 31, 2003).

Loan Portfolio by Subsidiary
Total Bs, 5,525,274 millions
US$ 2,885 millions
March 2004


3.9%
33.0%
57.9%
5.1%
Banco Mercantil
Overseas agencies of Banco Mercantil
Commercebank N.A
Holding Mercantil International and Others

Banco Mercantil ranks top in Venezuela's financial system in terms of its Gross Loan Portfolio at March 31, 2004, with a market share of 14.9% At the end of March 2004, Banco Mercantil's loans to the microenterprise segment amount to Bs. 56,020 billion. These loans were made to clients in the service, production and trade sectors and are equivalent to 3.2% of the Institution's gross loan portfolio. This amount exceeds the 3% regulatory minimum under the General Banking Law. The bank also earmarked 14.0% of its total portfolio to the agricultural sector, exceeding the legal requirement of 12% by Bs. 36 billion.

DEPOSITS

During the first quarter of 2004, MERCANTIL's consolidated deposits grew Bs. 1,000,601 million (10.4%) to Bs. 10,601,635 million (US$ 5,536 million). This increase covers: a) 1.7% reduction in domestic transactions and b) 1.6% growth in overseas operations in Dollar terms.

The increase also includes the effect of translating Bs. 985,072 million.

Banco Mercantil's market share of Deposits in Venezuela was 14.2% making the Institution number two in the national banking system at March 31, 2004. Deposits plus Investments sold under agreement to repurchase attained a market share of 12.4%. The institution with the highest market share has 13.6%.

Deposits
Total Bs, 10,601,635 millions
US$ 5,536 millions
March 2004


32%
24%
44%
Cheking Accounts
Saving Accounts
Time Deposits

EQUITY

Shareholder's equity grew Bs. 265,026 million (21.4%) during the first quarter of 2004. This increase includes principally the net result of the first quarter of 2004 of Bs. 106,722 million and Bs. 85,439 million corresponding to the translation adjustment of the net assets of subsidiaries abroad . In dollar terms, after converting this amount at the closing exchange rate, MERCANTIL's equity rose from US$775 million to US$784 million.

MERCANTIL's equity/assets ratio at March 31, 2004 is 10.8%. Equity/risk weighted assets is 19.9%, based on the National Securities Commission's standards, the regulatory minimum being 8% (this ratio is 19.9% based on the Basle standards). For Banco Mercantil, at March 31, 2004, the equity/assets ratio is 14.3% and the equity/risk-based assets ratio is 27.1%, based on the standards of the Venezuelan Superintendency of Banks. For Commercebank, N.A. these indicators are 7.5% and 12.3%, respectively, based on the standards of the Office of the Comptroller of the Currency (OCC).

CORPORATE EVENTS

Cash dividends

At the Regular Shareholder's Meeting held on February 27, 2003, an ordinary cash dividend was approved for each of the outstanding common A and B shares, at the rate of Bs. 8.00 per share for the second, third and fourth quarters of 2004. The Board of Directors was also authorized to declare extraordinary dividends payable in stock or in cash up to a maximum of Bs.15 billion bolivars, by December 31, 2004 at the latest.

At a meeting of the Board of Directors of Mercantil Servicios Financieros held on April 22, 2004, it was agreed to declare an extraordinary cash dividend, at the rate of Bs. 27.00 per common Class "A" share and per common Class B share, payable on May 10, to shareholders registered in the Book of Shareholders as of April 30, 2004. This brings the total dividend amount per share declared during 2004 to Bs.59.00.

Stock Repurchase Program

The Regular Shareholder's Meeting held on February 27, 2003, approved the ninth phase of MERCANTIL's Stock Repurchase Program which has been in existence since May 2000. To March 31, 2004, 37,717,189 shares equivalent to 6.8% of the capital issued by MERCANTIL, have been repurchased, of which 34,777,979 shares have been redeemed.

Commercial Paper and/or Unsecured Bond Offering

The Shareholders Meeting held on February 27, 2003 approved a proposal by the Board of Directors for the company to offer one or several issues of Commercial Paper and/or Unsecured Bonds in the course of the next two years and place them through a Public or Private Offering in Venezuela or abroad, up to a maximum of US$ 100 million or its bolivar equivalent, to meet the company's needs for the financing of activities and investments.

Appointments

The strategic agendas being structured in MERCANTIL's different business and support units, with the support of consulting firm McKinsey, the Office of the President and the Board of Directors, took a series of organizational decisions and the following appointments of officials were announced on February 2004 by Gustavo A. Marturet:

Members of the Executive Committee of Mercantil Servicios Financieros

Alejandro González Sosa; Nerio Rosales; Guillermo Villar; Armando Leirós; Millar Wilson, Alberto Benshimol and Luis Calvo Blesa. This Committee is chaired by Gustavo A. Marturet.

New Integral Risk Unit of Mercantil Servicios Financieros

The Integral Risk Unit of Mercantil Servicios Financieros was created, reporting directly to the new President, Millar Wilson.

Members of the Executive Committee of Banco Mercantil

Alejandro González Sosa; Nerio Rosales; Guillermo Villar; Armando Leirós and Millar Wilson. This Committee is chaired by Gustavo A. Marturet.

Board of Directors of Commercebank Holding

The Shareholders Meeting of Commercebank Holding, a subsidiary of MERCANTIL, held on January 30, 2004, elected the following officers to the Board: Gustavo A. Marturet, Guillermo Villar, Millar Wilson, Juan S. Cobo, Thomas E. Krayenbuehl, George Reeves, Alfredo Travieso, Gustavo J. Vollmer A, Luis A. Romero, Miguel A. Capriles, Jonathan Coles, José Antonio Villamil, Salvador López de Azúa, Timothy Purcel, Alejandro González Sosa, Nerio Rosales and Armando Leirós.

It is important to underline that the following new members of the the Board are officers from Mercantil Servicios Financieros: Alejandro González Sosa, Nerio Rosales and Armando Leirós.

Members of the Executive Committee of Commercebank N.A.

The Board of Directors of Commercebank, at its meeting last January 30, 2004, agreed to appoint the Executive Committee of the company, as follows: Gustavo A. Marturet, as Chairman of the Board of Directors; Guillermo Villar as President; Alejandro González Sosa, Nerio Rosales, Armando Leirós and Millar Wilson; and Iván Trujillo Baute as Secretary.

Appointment of Legal Counsel

René Lepervanche, who was Legal Advisor to the company for 21 years, decided to retire under the Mercantil Retirement Scheme as of January 31 of this year.

Luis Alberto Fernandes has replaced him as Legal Advisor to Mercantil Servicios Financieros and Banco Mercantil.

AWARDS AND RECOGNITIONS

Banco Mercantil chosen as Best Trade Finance Bank in the Andean Region

"The Bank is one of the best managed domestic capital companies in Latin America."

At a recent meeting of the Inter-American Development Bank (IADB) in Lima, Peru, the publication Emerging Markets selected Banco Mercantil as the Best Trade Finance Bank in the Andean Region, based on nominations by investment bank analysts and rating agencies. The selection process took into account aspects such as management quality and financial performance by the institution.

Emerging Markets pointed out that Banco Mercantil, Venezuela's largest universal bank, has managed to survive under pressure, has one of the region's most sophisticated Trade Finance divisions and has built its experience on a wide range of financial solutions designed for trade and export.

Risk Rating Agencies improved rating for Mercantil Servicios Financieros Commercial Paper issues

Risk Rating Agencies Fitch Venezuela and Clave Sociedad Calificadora de Riesgo, based on the results of Mercantil Servicios Financieros, for 2003, improved the rating of outstanding Commercial Paper issues from A3 to A2 stating that "the rating is supported by an adequate diversification of its operations, a low debt level and the financial strength of the main subsidiaries that provide the flow of dividends to pay the issuer's obligations."

According to the rating firm Clave "due to the low level of expenditure, the operating income of Mercantil Servicios Financieros amply covers the interest payments on current and scheduled debt ".

APPENDIX I

MERCANTIL SERVICIOS FINANCIEROS, C.A.
CONSOLIDATED BALANCE SHEET
unaudited figures
(Million Bolivars, except percentages)

	US$(1) 03-31-04	03-31-04	12-31-03	03-31-03	Mar 2004 Vs. Dec 2003 Increase (decrease)	%	Mar 2004 Vs. Mar 2003 Increase (decrease)	%
CASH AND CASH EQUIVALENTS								
Cash	70	133,140	168,682	104,768	(35,543)	(21.1) %	28,372	27.1%
Banco Central de Venezuela	512	979,781	721,574	533,296	258,207	35.8%	446,485	83.7%
Venezuelan Banks and Other Financial Institutions	0	695	1,727	6,806	(1,033)	(59.8) %	(6,111)	(89.8)%
Foreign and Correspondent Banks	39	74,865	68,349	80,428	6,517	9.5%	(5,563)	(6.9)%
Pending Cash Items	87	165,746	79,856	100,712	85,890	107.6%	65,034	64.6%
Provision for Cash and Due from Banks	(1)	(1,504)	(1,249)	(1,079)	(255)	20.4%	(425)	39.4%
	706	1,352,723	1,038,939	824,931	313,784	30.2%	527,792	64.0%
INVESTMENT PORTFOLIO								
Investments in Trading Securities	28	54,337	14,392	21,285	39,945	277.6%	33,052	155.3%
Investments in Securities Available for Sale	1,910	3,658,274	2,597,331	2,861,383	1,060,943	40.8%	796,891	27.8%
Investments in Securities Held to Maturity	425	814,031	725,314	455,267	88,717	12.2%	358,764	78.8%
Share Trading Portfolio	102	196,213	132,519	68,933	63,694	48.1%	127,280	184.6%
Investments in Time Deposits and Placements	819	1,567,977	2,028,590	857,874	(460,613)	(22.7)%	710,103	82.8%
Restricted Investments	96	184,780	167,072	311,181	17,708	10.6%	(126,401)	(40.6)%
	3,381	6,475,612	5,665,217	4,575,923	810,395	14.3%	1,899,689	41.5%
LOAN PORTFOLIO								
Current	2,786	5,335,012	4,595,660	4,046,762	739,352	16.1%	1,288,250	31.8%
Rescheduled	60	114,185	97,484	109,690	16,701	17.1%	4,495	4.1%
Past Due	35	67,561	78,635	108,876	(11,073)	(14.1)%	(41,315)	(37.9)%
Non-performing	4	8,516	10,904	26,101	(2,389)	(21.9)%	(17,585)	(67.4)%
	2,885	5,525,274	4,782,683	4,291,429	742,591	15.5%	1,233,845	28.8%
Allowance for Losses on Loan Portfolio	(124)	(237,903)	(209,840)	(207,549)	(28,063)	13.4%	(30,354)	14.6%
	2,761	5,287,371	4,572,843	4,083,880	714,528	15.6%	1,203,491	29.5%
INTEREST AND COMMISSIONS RECEIVABLE	60	114,012	116,705	100,094	(2,693)	(2.3)%	13,918	13.9%
LONG-TERM INVESTMENTS	17	33,208	16,867	13,049	16,341	96.9%	20,159	154.5%
ASSETS AVAILABLE FOR SALE	11	21,090	16,417	18,851	4,672	28.5%	2,239	11.9%
PROPERTY AND EQUIPMENT	119	227,969	222,119	235,443	5,850	2.6%	(7,474)	(3.2)%
OTHER ASSETS	183	350,437	317,033	337,903	33,404	10.5%	12,534	3.7%
TOTAL ASSETS	7,238	13,862,422	11,966,142	10,190,074	1,896,281	15.8%	3,672,348	36.0%

(1) Financial Results converted to US$ at the average exchange rate for the period. Balance sheet items are calculated at the period-end exchange rate. See exchanges rates in Appendix V.

APPENDIX I

MERCANTIL

MERCANTIL SERVICIOS FINANCIEROS, C.A.
CONSOLIDATED BALANCE SHEET
UNAUDITED FIGURES
(Million Bolivars, except percentages)

	US$(1) 03-31-04	03-31-04	12-31-03	03-31-03	Mar 2004 Vs, Dec 2003 Increase (decrease)	%	Mar 2004 Vs, Mar 2003 Increase (decrease)	%
DEPOSITS								
Non-interest Bearing	964	1,845,685	1,601,935	1,098,369	243,750	15.2 %	747,316	68.0 %
Interest-Bearing	1,463	2,802,643	2,686,946	1,823,074	115,697	4.3 %	979,569	53.7 %
Savings Deposits	1,760	3,370,655	2,952,330	2,774,230	418,326	14.2 %	596,425	21.5 %
Time Deposits	1,349	2,582,651	2,359,823	2,298,596	222,828	9.4 %	284,055	12.4 %
	5,536	10,601,635	9,601,034	7,994,269	1,000,601	10.4 %	2,607,366	32.6 %
DEPOSITS AUTHORIZED BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION								
Publicly Traded Debt Securities Issued by MSF	51	96,750	93,550	66,736	3,200	3.4%	30,014	45.0 %
FINANCIAL LIABILITIES	276	529,134	357,139	401,158	171,996	48.2%	127,975	31.9%
INTEREST AND COMMISSION PAYABLE	9	17,660	22,116	27,475	(4,456)	(20.1)%	(9,815)	(35.7)%
OTHER LIABILITIES	491	940,274	515,515	564,659	424,760	82.4%	375,615	66.5 %
SUBORDINATED DEBT	90	172,521	137,655	131,271	34,866	25.3%	41,250	31.4 %
TOTAL LIABILITIES	6,453	12,357,974	10,727,009	9,185,569	1,630,969	15.2%	3,172,405	34.5 %
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	2	3,127	2,840	2,361	287	10.1%	766	32.4 %
SHAREHOLDER'S EQUITY								
Paid-in Capital	43	82,928	82,928	59,344	0	0.0%	23,584	39.7 %
CAPITAL INFLATION ADJUSTMENT	100	191,709	191,709	191,709	0	0.0%	0	0.0 %
SHARE PREMIUM	19	36,290	36,290	59,874	0	0.0%	(23,584)	(39.4)%
CAPITAL RESERVE	85	163,672	163,672	161,614	0	0.0%	2,058	1.3%
NEGATIVE GOODWILL TRANSLATION								
ADJUSTMENT OF NET ASSETS OF SUBSIDIARIES ABROAD	131	250,891	166,634	156,779	84,257	50.6%	94,112	60.0%
RETAINED EARNINGS	336	643,393	541,068	357,932	102,325	18.9%	285,461	79.8%
SHARES REPURCHASED HELD BY SUBSIDIARIES	(6)	(11,546)	(12,029)	(9,562)	483	(4.0)%	(1,984)	20.7%
UNREALIZED GAIN FROM RESTATEMENTS OF INVESTMENTS AVAILABLE FOR SALE AT MARKET VALUE	75	143,984	66,022	24,454	77,961	118.1%	119,530	488.8%
TOTAL SHAREHOLDERS' EQUITY	784	1,501,321	1,236,295	1,002,144	265,026	21.4%	499,177	49.8%
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	7,238	13,862,422	11,966,142	10,190,074	1,896,281	15.8%	3,672,348	36.0%

(1) Financial Results converted to US$ at the average exchange rate for the period. Balance sheet items are calculated at the period-end exchange rate. See exchanges rates in Appendix V.

APPENDIX I

MERCANTIL SERVICIOS FINANCIEROS, C.A. CONSOLIDATED INCOME STATEMENT UNAUDITED FIGURES (Million of Bolivars, except percentages)	Quarter ended on		Increase (decrease)	
	03-31-04	03-31-03	Bolivars	%
INTEREST INCOME				
Income from Cash and Due from Banks	625	4,643	(4,018)	(86.5)%
Income from Investment Securities	129,969	106,728	23,241	21.8 %
Income from Loan Portfolio	141,096	172,455	(31,359)	(18.2)%
INTEREST INCOME	271,689	283,826	(12,137)	(4.3)%
INTEREST EXPENSE				
Interest for Demand and Savings Deposits	29,977	25,614	4,363	17.0 %
Interest for Time Deposits	31,327	57,427	(26,100)	(45.4)%
Interest for Securities Issued by the Bank	4,666	5,730	(1,064)	(18.6)%
Interest on Financial Liabilities	7,689	7,300	389	5.3%
INTEREST EXPENSE	73,658	96,071	(22,413)	(23.2)%
GROSS FINANCIAL MARGIN	198,031	187,755	10,276	5.5 %
PROVISION FOR LOSSES LOAN PORTFOLIO	26,740	48,747	(22,007)	(45.1)%
NET FINANCIAL MARGIN	171,291	139,008	32,283	23.2 %
COMMISSIONS AND OTHER INCOME				
Trust Fund Operations	4,698	4,182	516	12.3 %
Foreign Currency Transactions	329	2,688	(2,359)	(87.8)%
Commissions on Customer Account Transactions	15,075	13,880	1,195	8.6 %
Commissions on Letters of Credit and Guarantees Granted	2,771	1,394	1,377	98.8 %
Equity in Long-Term Investments	4,911	2,938	1,973	67.2%
Exchange Gains and Losses	52,276	38,935	13,341	34.3%
Income (Loss) on Sale of Investment Securities	15,161	7,648	7,513	98.2%
Other Income	47,945	23,545	24,400	103.6 %
TOTAL COMMISSIONS AND OTHER INCOME	143,166	95,210	47,956	50.4 %
INSURANCE PREMIUMS, NET OF CLAIMS				
TOTAL INSURANCE PREMIUMS, NET OF CLAIMS	11,357	6,108	5,249	85.9%
OPERATING INCOME	325,815	240,326	85,489	35.6 %
OPERATING EXPENSES				
Salaries and employee benefits	88,334	65,367	22,967	35.1 %
Depreciation, Property and Equipment Expenses, Amortization of Intangibles and Others	27,814	30,768	(2,954)	(9.6) %
Fees paid to regulatory agencies	7,676	5,015	2,661	53.1 %
Other operating expenses	75,798	78,709	(2,911)	(3.7) %
TOTAL OPERATING EXPENSES	199,623	179,859	19,764	11.0 %
INCOME BEFORE TAXES EXTRAORDINARY ITEM AND MINORITY INTEREST	126,192	60,467	65,725	108.7 %
TOTAL TAXES	19,158	8,627	10,531	122.1%
Minority interest	312	84	228	271.5 %
NET INCOME	106,722	51,756	54,966	106.2 %
NET INCOME IN US$ (1)	59	32	27	81.9 %

(1) Financial Results converted to US$ at the average exchange rate for the period. Balance sheet items are calculated at the period-end exchange rate. See exchanges rates in Appendix V.

MERCANTIL SERVICIOS FINANCIEROS, C.A. CONSOLIDATED STATEMENT OF CASH FLOWS Unaudited figures (Million Bolivars, except percentages)	Quarter ended on	
	03-31-04	03-31-03
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	106,722	51,756
Adjustments to reconcile net income to net cash provided by operating activities -		
Depreciation y amortization	13,796	16,746
Provision for losses on the loan portfolio	26,740	48,747
Employee termination benefits paid	(9,376)	(5,361)
Accrual for other assets	11,422	7,568
Provision for other assets	2,767	5,037
Net change in operating accounts -		
Interest and commissions receivable	2,693	(7,529)
Other assets	(48,605)	(12,363)
Other liabilities	418,259	137,332
Minority interest payable	287	43
Net cash provided by operating activities	524,703	241,976
CASH FLOWS FROM INVESTING ACTIVITIES		
Net change in investments securities	(1,271,008)	(400,643)
Net change in loan portfolio	(741,268)	(173,348)
Net change in investments in subsidiaries and affiliates	67,916	960
Additions to fixed assets, net of depreciation and write-offs	(11,881)	(6,641)
Net cash flows from investing activities	(1,956,241)	(579,672)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net change in deposits	1,000,601	634,203
Net change in short-term liabilities	171,996	21,586
Net change in publicly traded debt securities issued by CNV	3,200	(1,045)
Net change in subordinated debt	34,866	16,162
Cash dividends	(4,400)	(3,154)
Shares repurchased	484	(66)
Restatement of investments available for sale	77,961	(3,931)
Net cash flows from financing activities	1,284,709	663,755
CASH AND CASH EQUIVALENTS		
Net increase for the period	(146,829)	326,059
At the beginning of the period	3,067,529	1,356,746
At the end of the period	**2,920,700**	**1,682,805**

MERCANTIL

STATEMENT OF SHAREHOLDERS' EQUITY

APPENDIX I

	CapitaL stock	Capital inflation adjustment	Paid-in Surplus	Legal Reserve	Translation adjustment of the assets In subsidiaries Abroad	Retained earnings	Shares repurchased held by the subsidiaries	Income (loss) on investments Available for sale	Total shareholders' Equity
Balance as of December 31, 2002	**62,344**	**191,709**	**59,874**	**161,614**	**113,516**	**326,376**	**(29,540)**	**28,385**	**914,277**
Net income for the quarter						51,756			51,756
Cash dividends						(3,154)			(3,154)
Redemption of shares repurchased	(3,000)					(17,044)	20,044		-
Shares repurchased							(66)		(66)
Unrealized loss on Investments available for sale								(3,931)	(3,931)
Translation effect of net assets in subsidiaries abroad					43,263				43,263
Balance as of march 31, 2003	**59,344**	**191,709**	**59,874**	**161,614**	**156,779**	**357,932**	**(9,562)**	**24,454**	**1,002,144**
Net income for the quarter						76,184			76,184
Cash dividends						(3,150)			(3,150)
Shares repurchased							(1,170)		(1,170)
Unrealized income on Investments available for sale								23,201	23,201
Translation effect of net assets in subsidiaries abroad					4,597				4,597
Balance as of June 30, 2003	**59,344**	**191,709**	**59,874**	**161,614**	**161,376**	**430,967**	**(10,732)**	**47,655**	**1,101,807**
Net income for the quarter						49,265			49,265
Capital Increase (stock dividend)	23,584		(23,584)						-
Cash dividends						(10,220)			(10,220)
Shares repurchased							(585)		(585)
Unrealized income on Investments available for sale								5,118	5,118
Translation effect of net assets in subsidiaries abroad					356				356
Balance as of September 30, 2003	**82,928**	**191,709**	**36,290**	**161,614**	**161,732**	**470,012**	**(11,317)**	**52,773**	**1,145,741**
Net income for the quarter						77,515			77,515
Appropriation to legal reserve				2,058		(2,058)			-
Cash dividends						(4,402)			(4,402)
Shares repurchased							(713)		(713)
Unrealized income on Investments available for sale								13,251	13,251
Translation effect of net assets in subsidiaries abroad					4,902				4,902
Balance as of December 31, 2003	**82,928**	**191,709**	**36,290**	**163,672**	**166,634**	**541,068**	**(12,029)**	**66,022**	**1,236,295**
Net income for the quarter						106,722			106,722
Cash dividends						(4,400)			(4,400)
Shares repurchased							484		484
Unrealized income on Investments available for sale								77,960	77,960
Translation effect of net assets in subsidiaries abroad					84,257				84,257
Balance as of march 31, 2004	**82,928**	**191,709**	**36,290**	**163,672**	**250,891**	**643,393**	**(11,546)**	**143,984**	**1,501,321**

Mercantil Servicios Financieros
Consolidated Loan Portfolio by Classification
(In millions of Bolivars, except percentages)

By Economic Activity	03-31-04	%	12-31-03	%	03-31-03	%
Commercial	2.899.031	52,5%	2.434.703	50,9%	1.977.335	46,1%
Foreign trade	516.243	9,3%	321.565	6,7%	490.226	11,4%
Residential mortgage	172.966	3,1%	160.802	3,4%	175.449	4,1%
Industrial	388.684	7,0%	369.692	7,7%	345.713	8,0%
Construction	586.302	10,6%	555.980	11,6%	490.064	11,4%
Consumer	170.011	3,1%	172.843	3,6%	168.242	3,9%
Services	291.124	5,3%	222.017	4,6%	209.790	4,9%
Agricultural	257.390	4,7%	243.836	5,1%	209.745	4,9%
Car loans	60.763	1,1%	59.763	1,2%	72.710	1,7%
Other	182.760	3,3%	241.481	5,0%	152.155	3,6%
TOTAL	5.525.274	100,0%	4.782.683	100,0%	4.291.429	100,0%

By Maturity	03-31-04	%	12-31-03	%	03-31-03	%
Up to six months	2.671.956	48,3%	2.271.155	47,5%	2.142.987	50,0%
Six months to one year	466.372	8,4%	511.131	10,7%	362.420	8,4%
One to two years	616.932	11,2%	541.085	11,3%	351.572	8,1%
Two to three years	418.639	7,8%	360.798	7,5%	290.258	6,8%
Three to four years	226.557	4,1%	176.021	3,7%	247.382	5,8%
Four to five years	179.044	3,2%	194.285	4,1%	211.072	4,9%
Over five years	945.774	17,0%	728.208	15,2%	685.738	16,0%
TOTAL	5.525.274	100,0%	4.782.683	100,0%	4.291.429	100,0%

By Geographical Location of the Debtor	03-31-04	%	12-31-03	%	03-31-03	%
Venezuela	2.212.232	40,0%	2.046.905	42,8%	1.904.936	44,4%
United States of America	2.563.992	46,4%	2.103.605	44,0%	1.761.322	41,0%
Mexico	237.472	4,3%	220.739	4,6%	220.410	5,1%
Colombia	61.675	1,1%	32.388	0,7%	75.619	1,8%
Brazil	50.106	0,9%	26.273	0,5%	177	0,0%
Peru	9.533	0,2%	20.692	0,4%	20.208	0,5%
Other countries	390.264	7,1%	332.081	6,9%	308.757	7,2%
TOTAL	5.525.274	100,0%	4.782.683	100,0%	4.291.429	100,0%

By Type of Risk	03-31-04	%	12-31-03	%	03-31-03	%
Normal	5.053.036	91,5%	4.322.230	90,3%	3.724.385	86,8%
Potential	112.396	2,0%	128.982	2,7%	212.203	4,9%
Real	275.959	5,0%	253.281	5,3%	270.596	6,3%
High	74.172	1,3%	70.040	1,5%	77.644	1,8%
Unrecoverable	9.709	0,2%	8.149	0,2%	6.601	0,2%
TOTAL	5.525.274	100,0%	4.782.683	100,0%	4.291.429	100,0%

APPENDIX III

BANCO MERCANTIL, C.A. - BANCO UNIVERSAL
(According to rules issued by CNV) (1)
UNAUDITED CONSOLIDATED FIGURES
(Million of Bolivars, except percentages)

	US$(2) 03-31-04	03-31-04	12-31-03	03-31-03	Mar 2004 Vs . Dec 2003 Increase (decrease)	%	Mar 2004 Vs Mar 2003 Increase (decrease)	%
SUMMARY OF BALANCE SHEET								
ASSETS								
Cash and Cash Equivalents	691	1,322,628	1,003,946	800,773	318,682	31.7 %	521,855	65.2 %
Investments Portfolio	1,481	2,836,255	3,005,902	1,667,592	(169,647)	(5.6) %	1,168,663	70.1 %
Loan Portfolio	1,055	2,020,285	1,857,567	1,670,346	162,718	8.8 %	349,939	21.0%
Properties and Equipment and Other Assets	242	463,631	466,737	487,397	(3,106)	(0.7)%	(23,766)	(4.9)%
TOTAL ASSETS	3,469	6,642,799	6,334,152	4,626,108	308,647	4.9%	2,016,691	43.6%
LIABILITIES AND SHAREHOLDERS'EQUITY								
Deposits	2,649	5,072,701	5,147,174	3,561,562	(74,473)	(1.4) %	1,511,139	42.4%
Financial Liabilities and Other Liabilities	353	676,974	380,757	468,980	296,217	77.8 %	207,994	44.4%
TOTAL LIABILITIES	3,002	5,749,675	5,527,931	4,030,542	221,744	4.0 %	1.719,133	42.7%
SHAREHOLDERS' EQUITY	467	893,124	806,221	595,566	86,903	10.8 %	297,558	50.0 %
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	3,469	6,642,799	6,334,152	4,626,108	308,647	4.9 %	2,016,691	43.6 %

	US$ (2) 03-31-04	Quarter ended on 03-31-04	03-31-03	Increase (decrease) Bolivars	%
SUMMARY OF STATEMENT OF INCOME					
Interest Income	117	211,202	226,754	(15,552)	(6.9)%
Interest Expense	32	58,104	83,363	(25,259)	(30.30)%
Gross Financial Margin	85	153,098	143,391	9,707	6.8 %
Provision for Losses on Loan Portfolio	12	21,483	40,575	(19,092)	(47.1)%
Net Financial Margin	73	131,615	102,816	28,799	28.0 %
Commissions and Other Income	53	95,169	65,693	29,476	44.9 %
Operating Expenses	75	136,557	133,670	2,887	2.2 %
Income before Taxes, Extraordinary	50	90,227	34,839	55,388	159.0 %
Taxes	7	12,430	2,925	9,505	325.0 %
NET INCOME	43	77,797	31,914	45,883	143.8 %
NET INCOME IN US$ (2)		43	20	23	115.0%

(1) Results converted at the average rate of exchange for the period. Balance sheet at the exchange rate at period-end. See exchange rates in Appendix V
(2) Financial statements are based on CNV standards, therefore are adjusted for inflation up to December 31, 1999 (See Accounting Principles used to Prepare Financial Statements), they reflect Banco Mercantil's contribution to MERCANTIL's results.

APPENDIX III

MERCANTIL

RATIOS

Banco Mercantil Operations in Venezuela (1)
(Ratios from Non-Consolidated Financial Statements)

	System average (2)	03-31-04	03-31-03
Gross financial margin / Average assets	11.4%	11.5%	17.3%
Return on average assets (ROA)	7.6%	7.2%	4.3%
Return on average equity (ROE)	50.1%	48.6%	30.9%
Non performing loans / Gross loans	4.3%	2.6%	5.5%
Allowance for loan losses / Non performing loans	177.9%	264.7%	135.9%
Allowance for loan losses / Gross loans	7.6%	6.9%	7.5%
Operating expenses / average total assets	8.7%	8.1%	12.6%

CONCILIATION OF HISTORIC PROFITS WITH THE CONTRIBUTION OF MERCANTIL'S RESULTS

(In millions of Bolivars)

	Quarters	
	03-31-04	03-31-03
Historical profit (1)	102,490	39,690
Additional depreciation and amortization expenses for effects of inflation adjustment through 1999 (see section of accounting principles used)	(1,362)	(2,052)
Interest for Publicly traded debt securities issued by MERCANTIL to finance Banco Mercantil's investment	(3,162)	(5,724)
Dividends and exchange adjustments for preferred Stocks	(20,169)	-
	77,797	31,914

(1) Historic figures in accordance to SUDEBAN standards.
(2) Non-consolidated

APPENDIX IV

COMMERCEBANK HOLDING CORPORATION
According to rules issued by CNV (1)
UNAUDITED CONSOLIDATED FIGURES
(Million Bolivars, except percentages)

				Mar 2004 Vs. Dec 2003		Mar 2004 Vs. Mar 2003	
	03-31-04	12-31-03	03-31-03	Increase (decrease)	%	Increase (decrease)	%
SUMMARY BALANCE SHEET ASSETS							
ASSETS							
Cash and Cash Equivalents	35,473	45,386	32,985	(9,913)	(21.8) %	2,488	7.5 %
Investments Securities	1,675,636	1,473,898	1,702,250	201,738	13.7 %	(26,614)	(1.6)%
Loan Portfolio	1,598,462	1,596,693	1,412,277	1,769	0.1 %	186,185	13.2 %
Properties and Equipment and Other Assets	63,626	59,670	59,396	3,956	6.6 %	4,230	7.1 %
TOTAL ASSETS	3,373,197	3,175,647	3,206,908	197,650	6.2 %	166,289	5.2%
LIABILITIES AND SHAREHOLDERS EQUITY							
Deposits	2,793,698	2,748,563	2,744,818	45,135	1.6 %	48,880	1.8 %
Financial Liabilities and Other Liabilities	406,732	261,180	307,495	145,552	55.7%	99,237	32.3 %
TOTAL LIABILITIES	3,200,430	3,009,743	3,052,313	190,687	6.3 %	148,117	4.9%
SHAREHOLDERS' EQUITY	172,767	165,902	154,595	6,865	4.1 %	18,172	11.8 %
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	3,373,197	3,175,647	3,206,908	197,550	6.2 %	166,289	5.2%

	Quarter ended on		Increase (decrease)	
	03-31-04	03-31-03	US$	%
SUMMARY INCOME STATEMENT				
Interest Income	30,717	33,779	(3,062)	(9.1)%
Interest Expense	6,663	6,978	(315)	(4.5)%
Gross Financial Margin	24,054	26,801	(2,747)	(10.2) %
Provision for Losses on Loan Portfolio	2,800	4,900	(2,100)	(42.9)%
Net Financial Margin	21,254	21,901	(647)	(3.0) %
Commissions and Other Income	5,935	4,363	1,572	36.0%
Operating Income	27,189	26,264	925	3.5 %
Operating Expenses	17,774	16,573	1,201	7.2 %
Income before Taxes	9,415	9,691	(276)	(2.8) %
Taxes	3,431	3,454	(23)	(0.7) %
NET INCOME	5,984	6,237	(253)	(4.1)%

(1) Financial statements presented based on CNV standards (See Accounting Principles used to Prepare Financial Statements), to reflect Commercebank's contribution to MERCANTIL's results.

MERCANTIL

APPENDIX IV

RATIOS Commercenbank N.A (Ratios from Non-Consolidated Financial Statements)	Quarter	USA System (1)	
	03-31-04	Local Peer	Florida
Gross financial margin / Average assets	3.2%	3.8%	4.1%
Return on average assets (ROA) (4)	0.9%	1.2%	0.8%
Return on average equity (ROE) (4)	11.4%	13.0%	9.4%
Non performing loans / Gross loans	0.7%	0.9%	0.9%
Allowance for loan losses / Non performing loans	255%	168%	227%
Allowance for loan losses / Gross loans	1.8%	1.5%	1.2%
Operating expenses / average total assets	2.2%	2.7%	3.2%

(1) Based on December 2003 figures.

MERCANTIL

APPENDIX V

Financial Ratios Summary

	US$ Mar 2004 (1)	Quarter Mar 2004	Quarter Mar 2003
Net income in millions of Bolivars	**59.0**	**106,722**	**51,756**
Class A share:			
Number of shares outstanding		299,873,420	215,131,212
Market Price in Bs.	1.2	2,300	1,355
Average daily volume (# of Shares)		47,711	68,482
Val Market Price / Book value per share		0.84	0.53
Market Price / Period Net Earnings per share		11.6	10.1
Dividends received in Cash / Market price		0.3 %	0.6%
Class B share:			
Number of shares outstanding		250,040,470	179,092,666
Market Price in Bs.	1.3	2,425	1,250
Average daily volume (# of Shares)		118,156	21,893
Market Price / Book value per share		0.89	0.49
Market Price / Period Net Earnings per share		12.2	9.3
Dividends received in Cash / Market price		0.3 %	0.6%
Book value per share in Bs. (Equity / # of shares outstanding) (2)	1.4	2,730	2,542
Total weighted outstanding shares		539,602,341	349,419,692
Earnings per share in Bs. (2)	0.11	198	134
Profitability Ratios (%):			
Gross financial margin / Average interest earning assets		7.1%	8.6%
Commissions and other income as a percentage of Total income		43.8%	35.1%
Return on average assets (ROA)		3.3%	2.1%
Return on average equity (ROE)		31.1%	21.4%
Efficiency Ratios (%):			
Operating expenses / Average assets average		6.0%	7.0%
Operating expenses / Total income		54.4%	60.5%
Liquidity Ratios (%):			
Cash and due from banks / Deposits		12.8%	10.3%
Cash and due from banks and Investments Portfolio / Deposits		73.9%	67.6%
Asset Quality Ratios (%):			
Gross loans / Deposits		52.1%	53.7%
Non performing loans/ Gross loans		1.4%	3.2%
Allowance for loan losses / Non performing loans		312.7%	153.8%
Allowance for loan losses / Gross loans		4.3%	4.8%
Capital Adequacy Ratios (%):			
Shareholders equity / Assets		10.8%	9.8%
CNV-Risk based capital (minimum required 8%)		19.9%	20.6%
BIS(3)-Risk based BIS		19.9%	16.7%
Other Ratios:			
Number of branches (4)		353	348
Number of employees (5)		7,582	8,143
Number of ATMs		706	713
Number of points of sale (POS)		9,489	9,188
Exchange rate Bs./US$ (Controlado durante el año 2003 y 2004)		1,915.2	1,596
Average Exchange Rate for the period (Bs/US$ 1)		1,808.8	1,596
Inflation for the last 12 months		23.6%	34.1%

(1) Results converted at the average rate of exchange for the period. Balance sheet at the exchange rate at close of period. See exchange rates in Appendix V
(2) Issued shares minus shares repurchased
(3) Equity/ Risk-weighted assets ratio based on Basel Bank of International Settlements standards
(4) Of these. 332 in March 2004 and 321 in March 2003 correspond to Venezuela
(5) Of these 6,915 are in Venezuela as of March 31,2004 and 7,540 as of March de 2004

APPENDIX VI

KEY MACROECONOMIC INDICATORS

	YEARS		QUARTERS				
	2002	2003	I 03	II 03	III 03	IV 03	I 04
Gross Domestic Product (% Change) (1) Total							
Oil activities	(12.6)	(10.7)	(47.0)	(3.2)	(9.1)	25.0	N,D
Non-Oil activities	(6.5)	(8.0)	(19.2)	(10.2)	(6.1)	3.9	N,D
Consumer Price Index (% Change) (2)	31.2	27.1	43.2	23.7	19.6	23.2	27.9
Unemployment Rate (% Change) (3)	16.2	16.8	19.7	18.9	17.9	N,D	N,D
Monetary Liquidity (% Change) (1) (4)	15.3	57.5	32.9	46.3	51.0	57.5	63.0
Interest Rates (Period end) (%) (5) Six Main Commercial and Universal Banks							
Period-end Loan Rate	37.1	24.1	31.8	23.2	22.4	19.5	18.1
Period-end Saving Deposit Rate	3.9	6.2	6.2	6.8	5.4	5.3	4.5
Period-end Time Deposit Rate	28.3	17.6	18.3	13.5	17.6	14.2	10.8
Exchange Rate							
Period end (Bs/US$) (Bid rate)	1,397.8	1596.0	1,596.0	1,596.0	1,596.0	1,596.0	1915.2
Annual average exchange rate: Bs./US$	1,158.9	1604.8	1,627.9	1,596.0	1,596.0	1,596.0	1,777.8
Depreciation (%) (2)	83.4	14.2	70.0	0.0	0.0	0,0	107.4
External Sector (million of US$)							
Trade Balance (6)	13,034	15,043	2,097	4,477	4,360	4,109	N,D
Oil Exports	21,530	20,831	3,372	5,354	5,720	6,385	N,D
Non-Oil Exports	5,126	4,919	947	1,221	1,452	1,299	N,D
Imports	13,622	10,707	2,222	2,098	2,812	3,575	N,D
Banco Central de Venezuela Intl. Res. (million US$)	12,003	20,666	13,736	16,932	18,485	20,666	22,571
FIEM	2,857	700	1,406	1,027	699	700.0	702
Oil Export Average Price (US$/b)	22.0	25.7	26.4	24.6	25.9	25.7	28.7
Central Government (billion of Bs)							
Ordinary Income	23,889	N,D,	4,198	6,633	9,564	N,D	N,D
Oil Income	11,323	N,D,	1,376	3,518	3,757	N,D	N,D
Non-Oil Income	12,567	N,D,	2,822	3,115	5,807	N,D	N,D
Ordinary Expenditures (7)	27,735	N,D,	6,476	7,610	8,800	N,D	N,D

(1) Year-on-year variation
(2) Annual Dec-Dec figures. Annualized quarterly figures
(3) Annual figures for the second semester
(4) Figure as of march 26, 2004
(5) Annual figures correspond to weighted averages
(6) Balance of payments figures. Source: BCV
(7) Does not include public debt amortization
N,D,: Not Available
FIEM: Macroeconomic Stabilization Investment Fund
Source: National Securities Commission (CNV), National Statistics Institute (INE), Ministry of Energy and Mines (MEM), Bloomberg and own calculations

MERCANTIL
SERVICIOS FINANCIEROS

Caracas, May 11th 2004

CADIVI APPROVED US$ 571,615 FOR THE CONVERSION OF MERCANTIL'S 2003 DIVIDENDS FOR ADR HOLDERS.

Cadivi approved US$ 571,615 for the conversion of dividends to be paid in US Dollars to ADR holders of Mercantil Servicios Financieros' (Mercantil), a Venezuelan financial services holding company (Caracas Stock Exchange: MVZA and MVZB and Level 1 ADR (OTC): MSVFY). These dividends were paid in Bolivars and were pending for CADIVIS' approval in order to convert them into US Dollars.

The amount approved corresponds to the 2003 dividends: four ordinary cash dividends of Bs. 8 each, and an extraordinary cash dividend of Bs. 18 per common "A" and "B" shares at the current exchange rate of Bs./US$ 1,920.00.

Payment was made in US Dollars to JPMorgan Chase Bank, the depositary bank of Mercantil's ADR's. Further deposit to ADR holders will be made in the next few days.

Mercantil Servicios Financieros is the first and most complete provider of financial services in Venezuela, with presence in 10 countries in the Americas and Europe. In addition to Banco Mercantil, the leader in Venezuela in loan portfolio and trusts, there are other important subsidiaries such as Merinvest, a leading investment banking firm in Venezuela; Commercebank, N.A., a commercial bank in the United States with 9 branches in southern Florida, a branch in New York and Loan Production Offices in Houston and Tampa; Banco Mercantil Schweiz AG and an insurance company, Seguros Mercantil which offers health and live insurance. Mercantil has over 6,200 shareholders, among which are several international funds, such as JP Morgan Capital Corporation with a 9.15% participation.

Contacto: Relaciones con Inversionistas
Tel.: 58-212-503.1335
e-mail: inversionista@bancomercantil.com